Optimizing Our
Platform for Growth

UFP TECHNOLOGIES

2024 ANNUAL REPORT

IRELAND

SINGAPORE

UFP Technologies is a designer and custom manufacturer of comprehensive solutions for medical devices, sterile packaging, and other highly engineered custom products.

UFP is an important link in the medical device supply chain and a valued outsource partner to most of the top medical device manufacturers in the world. The Company's single-use and single-patient devices and components are used in a wide range of medical devices and packaging for minimally invasive surgery, infection prevention, wound care, wearables, orthopedic soft goods, and orthopedic implants.

Learn more about us at www.ufpt.com.

Table of Contents

2   CEO's Letter

9   Management's Discussion and Analysis of Financial Condition and Results of Operations

18   Financial Statements

52   Stockholder Information



R. Jeffrey Bailly
Chairman and CEO

Dear
Fellow Shareholder:

For UFP Technologies, 2024 was another exciting year of record growth and substantial accomplishment. We reached a major revenue milestone, surpassing $500 million in sales for the first time. Total revenue growth was 26.1%, including 8.5% internal growth combined with 17.6% growth through acquisitions. Net income rose 31%, while adjusted EBITDA increased 39%.

Along with these strong results, we continued to make great progress on a number of key strategic fronts. We remain committed to the same successful growth strategy that has guided our efforts for years. We are focused on continuously increasing our value to customers by improving all aspects of our business — strengthening our platform through strategic acquisitions and executing on our own internal initiatives.

◆ Four Acquisitions In '24

Our acquisitions are largely driven by our "technology roadmap." In this process we analyze our key market opportunities, then combine these insights with feedback from customers about how we can become more valuable to them. From there, we decide how we can best expand our offerings. In 2024, we completed four acquisitions: Welch Fluorocarbon, AJR Enterprises, Marble Medical, and AQF Medical. Each one brought critical talent and technologies to strengthen our platform and support customers' growth and innovation initiatives.

As we integrate these organizations into UFP, we continue to unlock new growth opportunities, identify synergies, and share best practices. As a group, they are performing ahead of expectations, with particularly strong growth in the fast-growing safe patient handling space. Each of these acquisitions increases our value to customers in meaningful ways, enhances our overall growth strategy, and positions us for future success.

◆ Expanding Geographic Reach and Production Capacity

In 2024, we continued to expand our domestic and global footprint. AQF brought us new facilities in Singapore and Ireland, while AJR brought locations in Illinois and the Dominican Republic. We also expanded our existing facilities in Costa Rica and the Dominican Republic. The latter two are part of our strategic move into low-cost-country manufacturing, which has increased our competitiveness and proven to be a major factor in our recent success.

Our progress in the Dominican Republic helps illustrate the point. We expanded these plants in late 2023 and early 2024 to accommodate a growing volume of business. As we continue to grow our business and transfer existing programs, we are again expanding these operations with additional investments. Our Mexico, Costa Rica and

Dominican Republic facilities are an important part of our value proposition that helps us to both win new business and protect our current programs.

◆ A Strong Infusion of Talent

We added a wealth of talent across the company in 2024, in areas such as business development, quality assurance, engineering/product development, operations, general management, and back-office resources. This talent came to us both through our acquired companies and through our own aggressive recruiting. I am so proud of our team, and so appreciative of the hard work and dedication they displayed all year to meet customer needs.

◆ New Long-term Vendor and Customer Agreements

We completed multiple large long-term customer and vendor agreements in 2024. Customer agreements help to lock in programs that typically run over many years, bringing a level of predictability that is very helpful in our resource planning. Vendor agreements, which often lock in pricing and provide exclusive or preferred access to specific materials, also help us win programs that require these materials. We cherish our mutually beneficial customer and vendor partnerships, and the process of collaborating closely for our joint success.

◆ Product Development in High-Growth Sectors

We added several product development labs in 2024, boosting our capacity to create innovative customer solutions. We aim our development programs at growing medical market segments that offer the highest profit potential, such as robotic surgery, safe patient handling, and infection prevention. Within these segments, our engineering expertise, production skills, and quality systems have earned the trust of customers whose products must meet the highest quality standards.

◆ Many Reasons for Optimism

Looking ahead, I am very excited about our growth opportunities and competitive position. We continue to launch major new programs and have a robust growing pipeline of new business opportunities. We are also moving ahead on the acquisition front, targeting companies that can further increase our value to customers. We anticipate that our strong cash flow will help us to quickly reduce our debt and finance new deals. We will continue to execute our growth initiatives, create new synergies with our recent acquisitions, develop our talented team, add new capabilities, and keep working to optimize all aspects of our business. On behalf of our entire team, I thank you for your support of UFP Technologies.

Sincerely,

R. Jeffrey Bailly

R. Jeffrey Bailly
Chairman and CEO



Targeting High-Skill, High-Value
Medical Opportunities

To continue growing our medical business, we focus our resources on high-value segments like robotic surgery, safe patient handling, infection prevention, sterile packaging, minimally invasive surgery, interventional devices, orthopedics, and more. This is where our unique skills and customer needs are best aligned. And where high margins and long-running programs help us earn predictable profits year after year.

Our customers include most of the world's top medical device manufacturers, who rely on us to solve complex problems with great quality and precision. Driven by our technology roadmap, we are constantly working to expand our product portfolio in these high-skill, fast-growing segments to meet more of our customers' needs. It's all about increasing our value by adding new capabilities to an already robust medical platform. With our engineering talent, manufacturing precision, quality systems, and close partnerships with key material vendors, we are in a great position to continue earning more of their business.

Gaining New Capabilities Through
Strategic Acquisitions

We continue to grow through acquisitions that strengthen our platform and increase our value to customers. In 2024 we acquired four respected companies that bring us new skills, technologies, and competitive advantages.

 **Marble Medical** makes highly specialized adhesive-based medical components for single-use devices — a great complement to our existing surgical robotic drape and stick-to-skin device platforms. They also bring great expertise in high-speed die cutting.

 **AJR Enterprises** manufactures safe patient-handling systems — an excellent addition to our patient surfaces portfolio. AJR brings expertise in specialty fabrics, highly efficient assembly, and a strong leadership position in the patient-handling space.

 **Welch Fluorocarbon** makes thermoformed and heat-sealed implantable medical device components utilizing thin, high-performance films. Their expertise in thin film molding of these engineered materials is an excellent complement to our own specialty films platform.

 **AQF Medical** makes custom-engineered foam and thermoplastic components used in a wide range of medical devices and packaging. We already share numerous customers and can now meet even more of their needs together.

Investing In
Innovation

In recent years, we have been steadily building our product development infrastructure. In 2024, we continued to add lab space, clean room manufacturing capability, equipment, and engineering talent to extend our capabilities even further. These investments are helping us collaborate with customers and key vendor partners to create increasingly sophisticated solutions.

In this process, customers share their ideas and goals, and we apply the engineering, materials, and production expertise needed to help bring these concepts to market. We assist with material selection, prototyping, testing, tooling, quality systems design, equipment manufacturing, supply chain management, and more.

Our development expertise has helped us secure many highly profitable, long-running manufacturing programs for leading medical device companies. As a result, this has become an important driver of growth. With each new program, we enhance our skills and knowledge base, deepen our customer relationships, and better position ourselves for the next opportunity.





Expanding Our Footprint,
Adding New Capacity

A key goal of our acquisition strategy is to expand our manufacturing footprint into locations important to our customers. Acquisitions in recent years established our international manufacturing platform in Ireland, Costa Rica, and the Dominican Republic. We also built our own facility in Tijuana, Mexico. Our expansion into low-cost countries has allowed us to earn and retain a great deal of business that might otherwise have been lost.

Now, with our acquisition of AJR Enterprises, we have added another manufacturing facility in the Dominican Republic plus a location in Illinois. In addition, the acquisition of AQF Medical has brought a location in Navan, Ireland with additional joint venture operations in Singapore. The former gives us the expanded European manufacturing presence customers have requested, while the latter positions us to support the Asian market locally. As we consider future acquisitions, we will seek to further expand our capabilities and global network – and our ability to capitalize on opportunities wherever we find them.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price

The Company's common stock is listed on the NASDAQ Capital Market under the symbol "UFPT". The following table sets forth the range of high and low quotations for the common stock as reported by NASDAQ for the quarterly periods from January 1, 2023 to December 31, 2024:

Year Ended December 31, 2023	High		Low	
First Quarter	$	131.80	$	103.64
Second Quarter	$	197.23	$	123.68
Third Quarter	$	205.08	$	151.09
Fourth Quarter	$	185.40	$	127.29

Year Ended December 31, 2024	High		Low	
First Quarter	$	252.20	$	155.66
Second Quarter	$	263.87	$	205.94
Third Quarter	$	358.42	$	283.66
Fourth Quarter	$	346.29	$	238.73

Number of Stockholders

As of February 25, 2025, there were 72 holders of record of the Company's common stock.

Since many of the shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of beneficial stockholders represented by these holders of record.

Dividends

The Company did not pay any dividends in 2024 or 2023. The Company presently intends to retain all its earnings to provide funds for the operation of its business and strategic acquisitions, although it would consider paying cash dividends in the future. Any decision to pay dividends will be at the discretion of the Company's board of directors and will depend upon the Company's operating results, strategic plans, capital requirements, financial condition, provisions of the Company's borrowing arrangements, applicable law and other factors the Company's board of directors considers relevant.

Issuer Purchases of Equity Securities

On June 16, 2015, the Company issued a press release announcing that its Board of Directors authorized the repurchase of up to $10.0 million of the Company's outstanding common stock. There was no share repurchase activity for the years ended December 31, 2024, 2023, and 2022. During the year ended December 31, 2015, the Company repurchased 29,559 shares of common stock at a cost of approximately $587 thousand. At December 31, 2024, approximately $9.4 million was available for future repurchases of the Company's common stock under this authorization.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company is a designer and custom manufacturer of comprehensive solutions for medical devices, sterile packaging, and other highly engineered custom products. The Company is an important link in the medical device supply chain and a valued outsource partner to many of the top medical device manufacturers in the world. The Company's single-use and single-patient devices and components are used in a wide range of medical devices and packaging for minimally invasive surgery, infection prevention, surfaces and support, wound care, wearables, orthopedic soft goods, and orthopedic implants.

The Company's current strategy includes further organic growth and growth through strategic acquisitions.

The Company completed four strategic acquisitions during the year ended December 31, 2024. The acquired operations primarily serve the medical market and contributed to an overall 26.1% increase in net sales for the year. Organic net sales grew 8.5%, fueled by strong sales in the robotic surgery and infection prevention markets. Net sales relating to our largest customer, Intuitive Surgical SARL, were 28.8% of our net sales for the year ended December 31, 2024. This increase in net sales as well as strong margins and the leverage of relatively fixed SG&A costs, allowed the Company to generate a 40.3% and 31.3% increase in operating income and net income, respectively, for the year ended December 31, 2024.

Results of Operations

The following table sets forth, for the years indicated, the percentage of net sales represented by the items as shown in the Company's Consolidated Statements of Income:

	2024	2023	2022
Net sales	100.0%	100.0%	100.0%
Cost of sales	70.9%	71.9%	74.5%
Gross profit	**29.1%**	**28.1%**	**25.5%**
Selling, general, and administrative expenses	12.3%	12.7%	12.9%
Acquisition costs	0.5%	0.0%	0.3%
Change in fair value of contingent consideration	0.2%	0.9%	2.8%
Gain on sale of Molded Fiber business	0.0%	0.0%	-4.4%
Loss (gain) on sale of fixed assets	0.0%	0.1%	-1.8%
Operating income	**16.1%**	**14.4%**	**15.7%**
Interest expense, net	1.6%	0.9%	0.8%
Income before taxes	**14.5%**	**13.5%**	**14.9%**
Income tax expense	2.8%	2.3%	3.1%
Net income from consolidated operations	**11.7%**	**11.2%**	**11.8%**

2024 Compared to 2023

Net Sales
Net sales increased 26.1% to $504.4 million for the year ended December 31, 2024, from net sales of $400.1 million for the same period in 2023. We attribute the increase in net sales primarily to increased net sales from newly acquired companies of $70.3 million as well as 8.5% increased organic net sales fueled by increases in the robotic surgery and infection prevention markets. Overall net sales to customers in the medical market increased 30.2% while net sales to customers in other markets were flat. Medical net sales represented 89.4% and 86.6% of overall Company net sales in 2024 and 2023, respectively.

Gross Profit
Gross profit as a percentage of net sales ("Gross Margin") increased to 29.1% for the year ended December 31, 2024, from 28.1% in 2023. As a percentage of net sales, material costs decreased 1.8% while overhead and labor costs collectively increased 0.8%. We attribute the increase in gross margin primarily to the accretive margins from the Company's recent acquisitions as well as increased manufacturing efficiencies and the containment of fixed overhead costs. The gross margin increases were achieved despite the absorption of approximately $1.1 million in purchase accounting expenses (step-up of inventory to fair value at acquisition date).

Selling, General and Administrative Expenses
Selling, General, and Administrative Expenses ("SG&A") increased approximately 22.3% to $62.2 million for the year ended December 31, 2024, from $50.9 million in 2023, largely due to SG&A from the Company's recent acquisitions as well as increased performance-based compensation and professional fees. As a percentage of net sales, SG&A decreased to 12.3% for the year ended December 31, 2024, from 12.7% for the same period in 2023 reflecting the leverage of the net sales increase over relatively fixed SG&A. The Company plans on investing in back-office resources in response to the significant acquisitions completed during 2024.

Acquisition Costs
The Company incurred approximately $2.5 million in costs associated with acquisition related activities which were charged to expense for the year ended December 31, 2024. These costs were primarily for legal, due diligence and valuation services and are reflected on the face of the consolidated statements of comprehensive income.

Change in fair value of contingent consideration
In connection with the acquisitions of Welch and Marble in 2024, and DAS Medical in 2021, the Company is required to make contingent payments, subject to the entities achieving certain financial performance thresholds. The contingent consideration payments for the Welch, Marble and the DAS Medical acquisitions are up to $6 million, $500 thousand and $20 million, respectively. The fair value of the liability for the contingent consideration payments recognized upon the acquisition as part of the opening balance sheets totaled approximately $800 thousand, $400 thousand and $5.2 million for the Welch, Marble and the DAS Medical acquisitions, respectively, and was estimated by discounting to present value the probability-weighted contingent payments expected to be made. Assumptions used in the initial calculation were management's financial forecasts, discount rate and various volatility factors. The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. Contingent consideration is considered to be a Level 3 financial liability that is re-measured each reporting period. The fair value of the liability for the contingent consideration payments recognized at December 31, 2024 totaled approximately $10.2 million out of the remaining potential payments of $14.5 million. The change in fair value of contingent consideration for the acquisitions for the year ended December 31, 2024, resulted in an expense of approximately $1.0 million, and is included in change in fair value of contingent consideration in the consolidated statements of comprehensive income.

Interest expense, net
The Company had net interest expense of approximately $8.1 million and $3.6 million for the year ended December 31, 2024 and 2023, respectively. The increase in net interest expense for the year ended December 31, 2024 was primarily due to higher debt related to 2024 acquisitions. Interest income was immaterial.

Other (Income) Expense

Other income was approximately $189 thousand and other expense was approximately $117 thousand for the years ended December 31, 2024 and 2023, respectively. The changes in other income/expense are primarily generated by equity method investment income in 2024 and foreign currency transaction gains/losses in both 2024 and 2023.

Income Taxes

The Company recorded income tax expense, as a percentage of income before income tax expense, of 19.2% for the year ended December 31, 2024 compared to 16.7% for the same period in 2023. The increase in the effective tax rate for the current period as compared to the prior period is largely due to the difference in discrete items during the two periods as well as more United States based income in 2024 as a result of the recent acquisitions.

The effective tax rate for the year differs from the federal statutory rate of 21% due to favorable rates in foreign countries, federal deductions available for certain exported goods and federal credits, offset by state income taxes and disallowed compensation under section 162M of the Internal Revenue Code.

The Company notes the potential for volatility in its effective tax rate, as any windfall or shortfall tax benefits related to its share-based compensation plans will be recorded directly into income tax expense.

For more information about the Company's results of operations of 2023 compared to 2022, see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — 2023 Compared to 2022" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 29, 2024.

Liquidity and Capital Resources

The Company generally funds its operating expenses, capital requirements, and growth plan through internally generated cash and bank credit facilities.

Cash Flows

Net cash provided by operations for the year ended December 31, 2024 was approximately $66.6 million and was primarily a result of net income generated of approximately $59.0 million, depreciation and amortization of approximately $14.7 million, share-based compensation of approximately $6.8 million, a change in the fair value of contingent consideration of approximately $1.0 million, an increase in net deferred income tax liabilities of approximately $ 1.3 million, a decrease in accounts receivable of approximately $1.2 million due to the collection of an escrow receivable, and a decrease in other assets of approximately $0.6 million.

These cash inflows and adjustments to income were partially offset by an increase in inventory of approximately $4.7 million due to inventory build for upcoming demand, an increase in prepaid expenses of approximately $0.5, an increase in refundable income taxes of approximately $3.4 million due to conservative estimated tax payments in in 2024, a decrease in accounts payable of approximately $1.1 million due to the timing of vendor payments in the ordinary course of business, a decrease in deferred revenue of approximately $1.9 million due to the recognition of development revenue and a decrease in other long-term liabilities of approximately $6.5 million due primarily to non-compete payments and payments of contingent consideration.

Net cash used in investing activities for the year ended December 31, 2024 was approximately $210.2 million and was primarily the result of the acquisition of Marble Medical, AJR Enterprises, Welch Fluorocarbon, and AQF Medical, and the additions of manufacturing machinery and equipment and various building improvements across the Company.

Net cash provided by financing activities was approximately $152.4 million for the year ended December 31, 2024 and was primarily the result of borrowings under the Company's Third Amended and Restated Credit Agreement of approximately $284.2 million to recent acquisitions. These borrowings were partially offset by payments on the revolving line of credit of approximately $91.7 million, principal payments of long-term debt of approximately $35.1 million, and payments of statutory withholding for stock options exercised and restricted stock units vested of approximately $5.0 million.

Outstanding and Available Debt

On June 27, 2024, the Company, as the borrower, entered into a secured $275 million Amended and Restated Credit Agreement (the "Third Amended and Restated Credit Agreement") with certain of the Company's subsidiaries (the "Subsidiary Guarantors") and Bank of America, N.A., in its capacity as the initial lender, Administrative Agent, Swingline Lender and L/C Issuer, and certain other lenders from time-to-time party thereto. The Third Amended and Restated Credit Agreement amends and restates the Company's prior credit agreement, originally dated as of December 22, 2021.

The credit facilities under the Third Amended and Restated Credit Agreement consist of a secured term loan to the Company of $125 million and a secured revolving credit facility, under which the Company may borrow up to $150 million. The Third Amended and Restated Credit Facilities mature on June 27, 2029. This maturity date is subject to acceleration and the Company could be subject to additional fees and expenses in certain circumstances should one or more events of default described in the Third Amended and Restated Credit Agreement occur. The secured term loan requires quarterly principal payments of $3,125,000 that commence on December 31, 2024. The proceeds of the Third Amended and Restated Credit Agreement may be used for general corporate purposes, including funding certain acquisitions (see Note 2 for more information regarding this acquisition), as well as certain other permitted acquisitions.   The Company's obligations under the Third Amended and Restated Credit Agreement are guaranteed by Subsidiary Guarantors and secured by substantially all assets of the Company.

The Third Amended and Restated Credit Facilities call for interest at Secured Overnight Financing Rate ("SOFR") plus a margin that ranges from 1.25% to 2.25% or, at the discretion of the Company, the bank's prime rate plus a margin that ranges from .25% to 1.25%. In both cases the applicable margin is dependent upon Company performance. Under the Third Amended and Restated Credit Agreement, the Company is subject to a minimum fixed-charge coverage financial covenant as well as a maximum total funded debt to EBITDA financial covenant. The Third Amended and Restated Credit Agreement contains other covenants customary for transactions of this type, including restrictions on certain payments, permitted indebtedness and permitted investments.

At December 31, 2024, the Company had approximately $189.4 million in outstanding borrowings under the Third Amended and Restated Credit Agreement, and also had approximately $0.7 million in standby letters of credit outstanding, drawable as a financial guarantee on worker's compensation insurance policies. At December 31, 2024, the weighted average interest rate was approximately 5.9% and the Company was in compliance with all covenants under the Third Amended and Restated Credit Agreement.

Long-term debt consists of the following (in thousands):

	December 31, 2024
Revolving credit facility	$ 67,500
Term loan	121,875
Total long-term debt	**$ 189,375**
Current portion	(12,500)
Long-term debt, excluding current portion	**$ 176,875**

Future maturities of long-term debt at December 31, 2024 are as follows (in thousands):

	Term Loan	Revolving credit facility	Total
2025	$ 12,500	$ -	$ 12,500
2026	12,500	-	12,500
2027	12,500	-	12,500
2028	12,500	-	12,500
2029	71,875	67,500	139,375
	$ 121,875	**$ 67,500**	**$ 189,375**

Future Liquidity

The Company requires cash to pay its operating expenses, purchase capital equipment, and to service its contractual obligations. The Company's principal sources of funds are its operations and its Second Amended and Restated Credit Agreement. The Company generated cash of approximately $66.6 million from operations during the year ended December 31, 2024. The Company cannot guarantee that its operations will generate cash in future periods. The Company's longer-term liquidity is contingent upon future operating performance and the availability of draws on its revolving credit facility. Further, the economic uncertainty resulting from events including inflation, bank failures, and other factors beyond the control of the Company could affect the Company's long-term ability to access the public markets and obtain necessary capital in order to properly capitalize and continue operations.

The Company plans to continue to add capacity to enhance operating efficiencies in its manufacturing plants and accommodate anticipated growth in demand. The Company may consider additional acquisitions of companies, technologies, or products that are complementary to its business. The Company believes that its existing resources, including its revolving credit facility, together with cash expected to be generated from operations, will be sufficient to fund its cash flow requirements, including capital asset acquisitions, through the next twelve months.

The Company may also require additional capital in the future to fund capital expenditures, acquisitions, or other investments. These capital requirements could be substantial. The Company anticipates that any future expansion of its business will be financed through existing resources, cash flow from operations, the Company's revolving credit facility, or other new financing. The Company cannot guarantee that it will be able to meet existing financial covenants or obtain other new financing on favorable terms, if at all.

Stock Repurchase Program

The Company accounts for treasury stock under the cost method, using the first-in, first-out cost flow assumption, and includes treasury stock as a component of stockholders' equity. On June 16, 2015, the Company announced that its Board of Directors authorized the repurchase of up to $10.0 million of the Company's outstanding common stock. Under the program, the Company is authorized to repurchase shares through Rule 10b5-1 plans, open market purchases, privately negotiated transactions, block purchases or otherwise in accordance with applicable federal securities laws, including Rule 10b-18 of the Securities Exchange Act of 1934. The stock repurchase program will end upon the earlier of the date on which the plan is terminated by the Board or when all authorized repurchases are completed. The timing and amount of stock repurchases, if any, will be determined based upon our evaluation of market conditions and other factors. The stock repurchase program may be suspended, modified or discontinued at any time, and the Company has no obligation to repurchase any amount of its common stock under the program. There were no share repurchases during the years ended December 31, 2024, 2023, and 2022. At December 31, 2024, approximately $9.4 million was available for future repurchases of the Company's common stock under this authorization.

Critical Accounting Estimates

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales, and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates its estimates, including those listed below, on an ongoing basis. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances, including current and anticipated worldwide economic conditions, both in general and specifically in relation to the packaging and component product industries, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Report. The Company believes the following critical accounting policy necessitated that significant judgments and estimates be used in the preparation of its consolidated financial statements.

Valuation of Intangible Assets and Contingent Consideration Liability

We base the fair value of identifiable intangible assets acquired in a business combination on detailed valuations that use information and assumptions provided by management, which consider management's best estimates of inputs and assumptions that a market participant would use. Further, for those arrangements that involve potential future contingent consideration, we record on the date of acquisition a liability equal to the fair value of the estimated additional consideration we may be obligated to pay in the future. We remeasure this liability each reporting period and record changes in the fair value through a separate line item within our consolidated statements of comprehensive income. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount rates, periods, timing and amount of projected revenue or timing or likelihood of achieving regulatory, revenue or commercialization-based milestones. The use of alternative valuation assumptions, including estimated revenue projections, growth rates, cash flows, discount rates, useful life or probability of achieving clinical, regulatory or revenue-based milestones could result in different purchase price allocations and recognized amortization expense and contingent consideration expense or benefit in current and future periods.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the Company's market risk includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, and equity prices. At December 31, 2024, the Company's cash and cash equivalents consisted primarily of bank accounts in U.S. dollars, and their valuation would not be affected by market risk. Interest under the Company's credit facilities with Bank of America, N.A. call for interest at SOFR plus a margin that ranges from 1.25% to 2.25% or, at the discretion of the Company, the bank's prime rate plus a margin that ranges from .25% to 1.25%. Therefore, future operations could be affected by interest rate changes. As of December 31, 2024, the applicable weighted average interest rate was approximately 5.9%.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
UFP Technologies, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of UFP Technologies, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 3, 2025 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of acquired intangible assets

As described further in Note 2 to the consolidated financial statement, the Company acquired AJR Enterprises, LLC, Welch Fluorocarbon, Inc. and AQF Limited on July 1, 2024, July 15, 2024 and August 23, 2024 respectively. The identified intangible assets acquired include customer contracts and relationships of $65.1 million and intellectual property of $20.7 million. We identified management's forecasts and weighted-average cost of capital ("WACC") inputs into the acquisition date fair values of these customer contracts and relationships and intellectual property as a critical audit matter. The principal considerations for our determination that management's forecasts and WACC inputs into the acquisition date fair value of the customer contracts and relationships and intellectual property in the AJR Enterprises, LLC, Welch Fluorocarbon, Inc. and AQF Limited acquisitions is a critical audit matter are that the determination of these inputs required management to make significant estimates and assumptions. These estimates and assumptions required a high degree of auditor judgement and effort in the selection and application of audit procedures.

Our audit procedures related to the valuation of the intangible assets acquired in the AJR Enterprises LLC, Welch Fluorocarbon, Inc. and AQF Limited acquisitions included the following, among others:

• We tested the design and operating effectiveness of controls relating to the determination of the acquisition date fair value of the intangible assets, including controls over management's determination of forecasts and the WACC used in the valuation of each intangible asset.

• We evaluated the valuation methodologies and WACC utilized by management with the assistance of our valuation professionals with specialized skills and knowledge.

• We tested the forecasts used by management and evaluated management's historical ability to estimate by comparing prior forecasts to actual results.

Grant Thornton LLP

GRANT THORNTON LLP
We have served as the Company's auditor since 2005.

Boston, Massachusetts
March 3, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
UFP Technologies, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of UFP Technologies, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2024, and our report dated March 3, 2025 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of Marble Medical, Inc., AJR Enterprises, LLC, Welch Fluorocarbon, Inc. and AQF Limited, wholly-owned subsidiaries, whose financial statements reflect total assets and revenues constituting 34.8 percent and 13.9 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2024. As indicated in Management's Report, these subsidiaries were acquired during 2024. Management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of these subsidiaries.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Grant Thornton LLP

GRANT THORNTON LLP

Boston, Massachusetts
March 3, 2025

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31,	
Assets	**2024**	**2023**
Current assets:		
Cash and cash equivalents	$ 13,450	$ 5,263
Receivables, net	84,677	64,449
Inventories	87,536	70,191
Prepaid expenses	4,303	3,433
Refundable income taxes	4,979	1,297
Total current assets	**$ 194,945**	**$ 144,633**
Property, plant and equipment, net	70,564	62,137
Goodwill	189,657	113,263
Intangible assets, net	144,252	64,116
Non-qualified deferred compensation plan	6,174	5,323
Right of use assets	16,148	13,588
Deferred income taxes	-	607
Equity method investment	6,808	-
Other assets	447	469
Total assets	**$ 628,995**	**$ 404,136**
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 24,269	$ 22,286
Accrued expenses	30,410	22,085
Deferred revenue	4,667	6,616
Lease liabilities	4,226	3,222
Income taxes payable	223	-
Current portion of long-term debt	12,500	4,000
Total current liabilities	**$ 76,295**	**$ 58,209**
Long-term debt, less current portion	176,875	28,000
Deferred income taxes	3,296	428
Non-qualified deferred compensation plan	6,193	5,412
Lease liabilities	12,432	10,815
Other liabilities	11,144	15,181
Total liabilities	**$ 286,235**	**$ 118,045**
Commitments and contingencies (Note 17)		
Stockholders' equity:		
Preferred stock, $.01 par value, 1,000,000 shares authorized; no shares issued	-	-
Common stock, $.01 par value, 20,000,000 shares authorized; 7,706,344 and 7,676,785 shares issued and outstanding, respectively at December 31, 2024; and 7,669,339 and 7,639,780 shares issued and outstanding, respectively, at December 31, 2023	77	76
Additional paid-in capital	40,934	38,814
Retained earnings	306,501	247,520
Accumulated other comprehensive (loss) income	(4,165)	268
Treasury stock at cost, 29,559 shares at December 31, 2024 and 2023	(587)	(587)
Total stockholders' equity	**$ 342,760**	**$ 286,091**
Total liabilities and stockholders' equity	**$ 628,995**	**$ 404,136**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share data)

		Years Ended December 31,				
		2024		**2023**		**2022**
Net sales	$	504,421	$	400,072	$	353,792
Cost of sales		357,728		287,847		263,532
Gross profit	$	**146,693**	$	**112,225**	$	**90,260**
Selling, general, and administrative expenses		62,218		50,889		45,796
Acquisition costs		2,520		-		1,027
Change in fair value of contingent consideration		952		3,527		9,837
Gain on sale of Molded Fiber business		-		-		(15,651)
Loss (gain) on disposal of property, plant and equipment		106		145		(6,149)
Operating income	$	**80,897**	$	**57,664**	$	**55,400**
Interest expense, net		8,061		3,645		2,763
Other (income) expense		(189)		117		(81)
Income before income tax provision	$	**73,025**	$	**53,902**	$	**52,718**
Income tax expense		14,044		8,978		10,929
Net income	$	**58,981**	$	**44,924**	$	**41,789**
Net income per common share outstanding:						
Basic	$	7.69	$	5.89	$	5.52
Diluted	$	7.58	$	5.83	$	5.45
Weighted average common shares outstanding:						
Basic		7,668		7,624		7,564
Diluted		7,785		7,701		7,663
Comprehensive Income						
Net Income	$	58,981	$	44,924	$	41,789
Other comprehensive (loss) income:						
Foreign currency translation adjustment		(4,433)		878		(610)
Other comprehensive (loss) income		(4,433)		878		(610)
Comprehensive income	$	**54,548**	$	**45,802**	$	**41,179**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2024, 2023 and 2022

(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance at December 31, 2021	7,535	$ 75	$ 34,151	$ 160,807	$ -	30	$ (587)	$ 194,446
Share-based compensation	53	1	3,207	-	-	-	-	3,208
Exercise of stock options	17	-	390	-	-	-	-	390
Net share settlement of RSU's	(23)	-	(1,678)	-	-	-	-	(1,678)
Other comprehensive loss	-	-	-	-	(610)	-	-	(610)
Net income	-	-	-	41,789	-	-	-	41,789
Balance at December 31, 2022	7,582	$ 76	$ 36,070	$ 202,596	$ (610)	30	$ (587)	$ 237,545
Share-based compensation	55	-	4,641	-	-	-	-	4,641
Exercise of stock options	25	-	680	-	-	-	-	680
Net share settlement of RSU's	(22)	-	(2,641)	-	-	-	-	(2,641)
Issuance of Common Stock	-	-	64	-	-	-	-	64
Other comprehensive income	-	-	-	-	878	-	-	878
Net income	-	-	-	44,924	-	-	-	44,924
Balance at December 31, 2023	7,640	$ 76	$ 38,814	$ 247,520	$ 268	30	$ (587)	$ 286,091
Share-based compensation	52	1	6,841	-	-	-	-	6,842
Exercise of stock options	8	-	233	-	-	-	-	233
Net share settlement of RSU's	(23)	-	(4,954)	-	-	-	-	(4,954)
Other comprehensive loss	-	-	-	-	(4,433)	-	-	(4,433)
Net income	-	-	-	58,981	-	-	-	58,981
Balance at December 31, 2024	7,677	$ 77	$ 40,934	$ 306,501	$ (4,165)	30	$ (587)	$ 342,760

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

		Years Ended December 31,				
		2024		2023		2022
Cash flows from operating activities:						
Net income from consolidated operations	$	58,981	$	44,924	$	41,789
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		14,715		11,407		11,886
Loss (gain) on sales of property, plant and equipment		106		145		(6,149)
Gain on sale of Molded Fiber business		-		-		(15,651)
Share-based compensation		6,842		4,641		3,208
Change in fair value of contingent consideration		952		3,527		9,837
Equity method investment net earnings		(89)		-		-
Distributions from equity method investment		89		-		-
Deferred income taxes		1,332		816		(4,710)
Changes in operating assets and liabilities:						
Receivables, net		1,217		(9,124)		(16,864)
Inventories		(4,686)		(16,565)		(19,605)
Prepaid expenses		(545)		(21)		(692)
Income taxes		(3,404)		(2,982)		953
Other assets		629		1,557		(3,545)
Accounts payable		(1,142)		1,553		9,131
Accrued expenses		85		(888)		10,446
Deferred revenue		(1,948)		1,936		1,008
Non-qualified deferred compensation plan and other liabilities		(6,541)		408		(3,298)
Net cash provided by operating activities	$	**66,593**	$	**41,334**	$	**17,744**
Cash flows from investing activities:						
Additions to property, plant & equipment		(9,656)		(10,490)		(13,780)
Acquisition of new businesses, net of cash acquired		(197,477)		-		(20,653)
Purchase of real estate		(3,214)		-		-
Distributions from equity method investment		161		-		-
Proceeds from sale of Molded Fiber		-		-		29,007
Proceeds from sale of fixed assets		22		2		6,717
Net cash (used in) provided by investing activities	$	**(210,164)**	$	**(10,488)**	$	**1,291**
Cash flows from financing activities:						
Proceeds from advances on revolving line of credit		159,200		9,000		44,000
Payments on revolving line of credit		(91,700)		(28,000)		(60,000)
Proceeds from the issuance of long-term debt		125,000		-		-
Principal payments of long-term debt		(35,125)		(4,000)		(4,000)
Payment of contingent consideration		(188)		(5,000)		(4,543)
Principal payments on finance lease obligations		(73)		(63)		(63)
Proceeds from the exercise of stock options		233		680		390
Payment of statutory withholding for restricted stock units vested		(4,954)		(2,641)		(1,678)
Net cash provided by (used in) financing activities	$	**152,393**	$	**(30,024)**	$	**(25,894)**
Effect of foreign currency exchange rates on cash and cash equivalents		(635)		(10)		193
Net change in cash and cash equivalents		8,187		812		(6,666)
Cash and cash equivalents at beginning of year		5,263		4,451		11,117
Cash and cash equivalents at end of year	$	**13,450**	$	**5,263**	$	**4,451**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

UFP Technologies, Inc. (the "Company") is a designer and custom manufacturer of comprehensive solutions for medical devices, sterile packaging, and other highly engineered custom products. The Company believes it is an important link in the medical device supply chain and a valued outsource partner to many of the top medical device manufacturers in the world. The Company's single-use and single-patient devices and components are used in a wide range of medical devices and packaging for minimally invasive surgery, infection prevention, robotic surgery, patient handling, orthopedic implants, wound care, wearables, and orthopedic soft goods.

(a) Principles of Consolidation

The consolidated financial statements of the Company include the accounts and results of operations of UFP Technologies, Inc. and its wholly owned subsidiaries. For one joint venture where the Company is not the primary beneficiary, the joint venture is not consolidated and is accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consists of a single operating and reportable segment.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including allowance for doubtful accounts and the net realizable value of inventory, and the fair value of goodwill, and the fair value of intangible assets, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value Measurement

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

(d) Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are stated at carrying amounts that approximate fair value because of the short maturity of those instruments. The carrying amount of the Company's long-term debt approximates fair value as the interest rate on the debt approximates the Company's current incremental borrowing rate.

(e) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2024 and 2023, the Company did not have any cash equivalents.

The Company maintains its cash in bank deposit accounts that at times exceed federally insured limits. The Company periodically reviews the financial stability of institutions holding its accounts and does not believe it is exposed to any significant custodial credit risk.

At December 31, 2024 and 2023, cash held by foreign subsidiaries was approximately $6.9 million and $3.7 million, respectively.

(f) *Accounts Receivable*

The Company periodically reviews the collectability of its accounts receivable. The Company is exposed to credit losses primarily through sales of products and services. The Company's expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions, and a review of the status of customers' trade accounts receivable. Due to the short-term nature of such receivables, the estimate of the amount of accounts receivable that may not be collected is based on the aging of the accounts receivable balances and the financial condition of customers. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The Company's monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Balances are written-off when determined to be uncollectible. Estimates based on an assessment of anticipated payment and all other historical, current, and future information that is reasonably available are used to determine the allowance.

(g) *Inventories*

Inventories include material, labor, and manufacturing overhead and are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method.

The Company periodically reviews the realizability of its inventory for potential excess or obsolescence. Determining the net realizable value of inventory requires management's judgment. Conditions impacting the realizability of the Company's inventory could cause actual asset write-offs to be materially different than the Company's current estimates as of December 31, 2024 and 2023.

(h) *Property, Plant, and Equipment*

Property, plant, and equipment are stated at cost and are depreciated or amortized using the straight-line method over the estimated useful lives of the assets or the related lease term, if shorter.

Estimated useful lives of property, plant, and equipment are as follows:

Leasehold improvements	Shorter of estimated useful life or remaining lease term
Buildings and improvements (years)	10 -30
Machinery and equipment (years)	7 – 10
Furniture, fixtures, computers & software (years)	3 – 7

Property, plant, and equipment amounts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. No events or changes in circumstances arose during the years ended December 31, 2024, 2023 and 2022 that required management to perform an impairment analysis.

(i) *Goodwill*

Goodwill is tested for impairment annually and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are one level below the business segment level but can be combined when reporting units within the same segment have similar economic characteristics. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The Company consists of a single reporting unit.

The Company performed a qualitative assessment ("step 0") as of October 1, 2024 and determined that it was more likely than not that the fair value of its reporting unit exceeded its' carrying amount. As a result, the Company has not performed a "step 1" impairment assessment.

(j) Intangible Assets

Intangible assets with a definite life are amortized on a straight-line basis, with estimated useful lives ranging from 5 to 20 years. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that their carrying values may not be recoverable. No events or changes in circumstances arose during the year ended December 31, 2024, 2023 and 2022 that required management to perform an impairment analysis.

(k) Revenue Recognition

The Company recognizes revenue when a customer obtains control of a promised good or service. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for promised goods or services. The Company recognizes revenue in accordance with the core principles of ASC 606 which include (1) identifying the contract with a customer, (2) identifying separate performance obligations within the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations, and (5) recognizing revenue. The Company recognizes a significant portion of its product sales upon shipment. The Company recognizes revenue from the sale of tooling and machinery primarily upon customer acceptance. The Company recognizes revenue from engineering services, which are primarily product development services, as the services are performed or as otherwise determined based on the substance of the agreement. The Company recognizes revenue from bill-and-hold transactions at the time the specified goods are complete and available to the customer.

Standard payment terms are net 30 days unless contract terms state otherwise. When determining the transaction price of a contract, an adjustment is made if payment from a customer occurs either significantly before or after performance, resulting in a significant financing component. We do not assess whether a significant financing component exists if the period between when we perform our obligations under the contract and when the customer pays is one year or less. In the ordinary course of business, the Company accepts sales returns from customers for defective goods, such amounts being immaterial. The Company warrants that goods sold to customers will conform to agreed upon specifications and that services will be performed in a reasonable and workmanlike manner. The Company does not provide a service as part this assurance warranty and its customers do not have the opportunity to purchase a warranty separately. Accordingly, any warranty activities are not considered to be a separate performance obligation. Although only applicable to an insignificant number of transactions, the Company has elected to exclude sales taxes from the transaction price. The Company has elected to account for shipping and handling activities for which the Company is responsible under the terms and conditions of the sale not as performance obligations but rather as fulfillment costs. These activities are required to fulfill the Company's promise to transfer the goods and are expensed when revenue is recognized. Variable consideration to be included in the transaction price is estimated using either the expected value method or the most likely method based on facts and circumstances. Variable consideration is included in the transaction price if it is probable that a significant future reversal of cumulative revenue under the contract will not occur. The Company has elected to not disclose the aggregate amount of the transaction price allocated to unsatisfied performance obligations, as the Company's contracts have an original expected duration of one year or less, or revenue has been recognized at the amount for which the Company has the right to invoice for revenue recognized over time.

(l) Share-Based Compensation

When accounting for equity instruments exchanged for employee services, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Forfeitures are adjusted as they occur.

(m) Shipping and Handling Costs

Costs incurred related to shipping and handling are included in cost of sales. Amounts charged to customers pertaining to these costs are included in net sales.

(n) Income Taxes

The Company's income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax expense or benefit results from the net change during the year in deferred tax assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company evaluates the need for a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Should the Company determine that it would not likely be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense.

(o) Segments and Related Information
The Company follows the provisions of Accounting Standards Codification (ASC) 280, Segment Reporting, which establish standards for the way public business enterprises report information and operating segments in annual financial statements (see Note 20).

(p) Treasury Stock
The Company accounts for treasury stock under the cost method, using the first-in, first out cost flow assumption, and includes treasury stock as a component of stockholders' equity. The Company did not repurchase any shares of common stock during the years ended December 31, 2024, 2023 and 2022.

(q) Research and Development
On a routine basis, the Company incurs costs related to research and development activity. These costs are expensed as incurred and are largely included in "Cost of Sales" on the Consolidated Statements of Comprehensive Income. Approximately $10.4 million, $7.2 million, and $9.3 million were expensed in the years ended December 31, 2024, 2023 and 2022, respectively.

(r) Foreign Currency Translation
The Company has foreign operations in the Dominican Republic, Ireland, Costa Rica, and Mexico, which expose the Company to foreign currency exchange rate fluctuations due to transactions denominated in Dominican pesos, Euros, Costa Rican colones, and Mexican pesos. The Company translates all assets and liabilities of its foreign subsidiaries, where the U.S. dollar is not the functional currency, at the period-end exchange rate and translates income and expenses at the average exchange rates in effect during the period. The net effect of this translation is recorded in the consolidated financial statements as a component of Accumulated Other Comprehensive (Loss) Income (AOCI).

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, to enhance disclosures for significant segment expenses for all public entities required to report segment information in accordance with ASC 280. The standard did not change the definition of a segment, the method for determining segments or the criteria for aggregating operating segments into reportable segments. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Retrospective adoption is required for all prior periods presented in the financial statements. The Company adopted the new standard in the fourth quarter of 2024. The new required disclosures are included in Note 20, "Segment Data".

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. The ASU requires additional quantitative and qualitative income tax disclosures to allow readers of the consolidated financial statements to assess how the Company's operations, related tax risks and tax planning affect its tax rate and prospects for future cash flows. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact that the adoption of this ASU will have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The ASU is intended to improve disclosures about a public business entity's expenses and provide more detailed information to investors about the types of expenses in commonly presented expense captions. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this ASU will have on its consolidated financial statements and related disclosures.

(2) Acquisitions and Divestiture

Marble Medical

On June 24, 2024, the Company purchased 100% of the outstanding shares of common stock of Marble Medical, Inc., ("Marble") pursuant to a stock purchase agreement and related agreements, for an aggregate purchase price of $4.5 million in cash, plus up to an additional $0.5 million based upon the achievement of sales targets of Marble for each of the 12-month periods ended December 31, 2024, and 2025. As of the opening balance sheet the contingent consideration had a fair value of approximately $400 thousand. The purchase price was subject to an adjustment based upon Marble's estimated working capital at closing, which resulted in an increase of approximately $100 thousand and is subject to further adjustment when the final working capital is determined. A portion of the purchase price is being held by the Company to indemnify the Company against certain claims, losses, and liabilities. The Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type.

Founded in 1988 and headquartered in Tallahassee, FL, Marble develops and manufactures adhesive based medical components and single-use devices. The purchase price includes certain real estate, which encompasses Marble's manufacturing, warehouse and office facilities. Marble brings to the Company adhesives expertise as well as precision die cutting capabilities.

The following table summarizes the allocation of the total purchase price of approximately $5.0 million, net of cash acquired, to the acquisition date fair value of the assets acquired and liabilities assumed based on management's preliminary estimates of fair value (in thousands):

	Purchase Price Allocation
Cash	$ 815
Accounts receivable	872
Inventory	494
Other current assets	24
Property, plant, and equipment	1,018
Customer lists	250
Intellectual property	300
Non-compete agreement	50
Goodwill	2,564
Total assets acquired	**$ 6,387**
Accounts payable	(41)
Accrued expenses	(519)
Total liabilities assumed	**$ (560)**
Total assets acquired, net of liabilities assumed	**$ 5,827**
Less: cash acquired	(815)
Purchase price, net of cash acquired	**$ 5,012**

Acquisition costs associated with the transaction of approximately $146 thousand were charged to expense during the twelve months ended December 31, 2024. These costs were primarily for legal services and are reflected on the face of the condensed consolidated statement of comprehensive income.

The amount of revenue and pre-tax income of Marble recognized since the acquisition date, which is included in the consolidated statement of comprehensive income for the twelve months ended December 31, 2024, was approximately $3.6 million and $0.6 million, respectively.

100% of the goodwill related to the Marble acquisition is expected to be deductible for tax purposes. The goodwill is attributable to the workforce of Marble and the significant synergies expected to arise after the acquisition.

On July 1, 2024, the Company purchased 100% of the issued and outstanding membership interests of AJR Enterprises, LLC, ("AJR") pursuant to a securities purchase agreement and related agreements, for an aggregate purchase price of $110 million in cash. The purchase price was subject to an adjustment based upon AJR's estimated working capital at closing, a final working capital adjustment, and a reduction for certain AJR liabilities funded by the sellers, which together resulted in an increase to the purchase price of approximately $700 thousand. A portion of the purchase price is being held by the Company to indemnify the Company against certain claims, losses, and liabilities. The Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type.

Founded in 1997 and headquartered in St. Charles, IL, with an additional manufacturing plant in Santiago, Dominican Republic, AJR develops and manufactures single-use patient handling systems. Patient surfaces and transfer devices are a growing market due in part to government guidelines and legislation around safe patient handling. AJR's 'cut and sew' manufacturing capabilities and specialty fabrics expertise supplement the Company's thermoplastic joining expertise, allowing the Company to offer a comprehensive suite of development, commercialization, and manufacturing services for this market.

The following table summarizes the allocation of the total purchase price of approximately $110.7 million, net of cash acquired, to the acquisition date fair value of the assets acquired and liabilities assumed based on management's preliminary estimates of fair value (in thousands):

	Purchase Price Allocation
Cash	$ 3,000
Accounts receivable	17,138
Inventory	9,229
Other current assets	210
Property, plant, and equipment	1,149
Customer lists	46,667
Intellectual property	8,245
Non-compete agreement	661
Lease right of use assets	2,129
Goodwill	35,628
Total assets acquired	**$ 124,056**
Accounts payable	(1,103)
Accrued expenses	(7,092)
Lease liabilities	(2,129)
Total liabilities assumed	**$ (10,324)**
Total assets acquired, net of liabilities assumed	**$ 113,732**
Less: cash acquired	(3,000)
Purchase price, net of cash acquired	**$ 110,732**

Acquisition costs associated with the transaction were approximately $600 thousand charged to expense during the twelve months ended December 31, 2024. These costs were primarily for legal, due diligence, and valuation services, and are reflected on the face of the consolidated statement of comprehensive income.

The amount of revenue and pre-tax income of AJR recognized since the acquisition date, which is included in the consolidated statement of comprehensive income for the twelve months ended December 31, 2024, was approximately $53.8 million and $12.0 million, respectively.

100% of the goodwill related to the AJR acquisition is expected to be deductible for tax purposes. The goodwill is attributable to the workforce of AJR and the significant synergies expected to arise after the acquisition.

On July 15, 2024, the Company purchased 100% of the outstanding shares of common stock of Welch Fluorocarbon, Inc., ("Welch") pursuant to a stock purchase agreement and related agreements, for an aggregate purchase price of $34.6 million in cash, plus up to an additional $6.0 million based upon the achievement of certain EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) targets of Welch for each of the 12-month periods ended December 31, 2024, 2025, and 2026. The contingent consideration has a fair value of approximately $800 thousand as of the opening balance sheet. The purchase price was subject to an adjustment based upon Welch's working capital at closing, the assumption by the sellers of certain liabilities and a final working capital adjustment which together resulted in a decrease in the purchase price of approximately $200 thousand. A portion of the purchase price is being held by the Company to indemnify the Company against certain claims, losses, and liabilities. The Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type.

Founded in 1985 and headquartered in Dover, NH, Welch develops and manufactures thermoformed, and heat sealed implantable medical device components utilizing thin, high-performance films. Welch brings thin film thermoforming capabilities and expertise in developing and manufacturing components for implantable medical devices.

Also on July 15, 2024, pursuant to separate purchase and sale agreements (with separate legal parties), the Company purchased certain real estate in Dover, NH, which encompasses a majority of Welch's manufacturing, warehousing and office facilities for an aggregate purchase of approximately $3.2 million.

The following table summarizes the allocation of the total purchase price of approximately $35.2 million, net of cash acquired, to the acquisition date fair value of the assets acquired and liabilities assumed based on management's preliminary estimates of fair value (in thousands):

	Purchase Price Allocation
Cash	$ 3,817
Accounts receivable	1,506
Inventory	1,969
Other current assets	115
Property, plant, and equipment	824
Customer lists	4,209
Intellectual property	9,707
Non-compete agreement	186
Lease right of use assets	166
Goodwill	17,135
Total assets acquired	**$ 39,634**
Accounts payable	(215)
Accrued expenses	(215)
Lease liabilities	(166)
Total liabilities assumed	**$ (596)**
Total assets acquired, net of liabilities assumed	**$ 39,038**
Less: cash acquired	(3,817)
Net assets acquired, net of cash acquired	**$ 35,221**

Acquisition costs associated with the transaction were approximately $281 thousand charged to expense during the twelve months ended December 31, 2024. These costs were primarily for legal and valuation services and are reflected on the face of the consolidated statement of comprehensive income.

The amount of revenue and pre-tax income of Welch recognized since the acquisition date, which is included in the consolidated statement of comprehensive income for the twelve months ended December 31, 2024, was approximately $6.9 million and $0.4 million, respectively.

100% of the goodwill related to the Welch acquisition is expected to be deductible for tax purposes. The goodwill is attributable to the workforce of Welch and the significant synergies expected to arise after the acquisition.

AQF

On August 23, 2024, the Company purchased 100% of the issued and outstanding membership interests of the parent holding companies of AQF Limited, operating as AQF Medical, ("AQF") pursuant to a share purchase agreement and related agreements, for an aggregate purchase price of €43 million in cash (total purchase price in U.S. Dollars amounted to approximately $48.0 million). The purchase price was subject to an adjustment based upon AQF's working capital at closing, the assumption by the sellers of certain liabilities and a final working capital adjustment, which resulted in a net decrease of approximately $300 thousand. A portion of the purchase price is being held by the Company to indemnify the Company against certain claims, losses, and liabilities. The Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type.

Founded in 2005 and headquartered in Navan, Ireland with additional joint venture operations in Singapore, AQF develops and manufactures custom-engineered foam and thermoplastic components used in a wide range of medical devices and packaging. AQF brings to the Company additional expertise in converting specialty foams and films, an expanded European manufacturing presence, and an Asian market presence in Singapore.

The following table summarizes the allocation of the total purchase price of approximately $47.7 million, net of cash acquired, to the acquisition date fair value of the assets acquired and liabilities assumed based on management's preliminary estimates of fair value (in thousands):

		Purchase Price Allocation
Cash	$	3,381
Accounts receivable		2,237
Inventory		1,150
Other current assets		204
Property, plant, and equipment		976
Customer lists		14,206
Intellectual property		2,760
Non-compete agreement		333
Tradename		690
Lease right of use assets		1,723
Equity Method Investment		6,969
Goodwill		22,925
Total assets acquired	$	**57,554**
Accounts payable		(1,890)
Accrued expenses		(535)
Deferred taxes		(2,322)
Lease liabilities		(1,723)
Total liabilities assumed	$	**(6,470)**
Total assets acquired, net of liabilities assumed	$	**51,084**
Less: cash acquired		(3,381)
Purchase price, net of cash acquired	$	**47,703**

Acquisition costs associated with the transaction were approximately $1.5 million charged to expense during the twelve months ended December 31, 2024. These costs were primarily for legal, due diligence, and valuation services and are reflected on the face of the consolidated statement of comprehensive income.

The amount of revenue and pre-tax income of AQF recognized since the acquisition date, which is included in the consolidated statement of comprehensive income for the twelve months ended December 31, 2024, was approximately $6.0 million and $1.0 million, respectively.

None of the goodwill related to the AQF acquisition is expected to be deductible for tax purposes. The goodwill is attributable to the workforce of AQF and the significant synergies expected to arise after the acquisition.

Pro-forma statements

The following table contains an unaudited pro forma consolidated statement of comprehensive income for the years ended December 31, 2024 and 2023, as if the collective acquisitions of Marble Medical, AJR Enterprises, Welch Fluorocarbon and AQF, had occurred at the beginning of the prior year (in thousands):

	Year Ended December 31,	
	2024	**2023**
	(Unaudited)	(Unaudited)
Sales	$ 579,564	$ 505,840
Operating Income	$ 92,539	$ 67,966
Net Income	$ 64,011	$ 45,151
Earnings per share:		
Basic	$ 8.35	$ 5.92
Diluted	$ 8.22	$ 5.86

The above unaudited pro forma information is presented for illustrative purposes only and may not be indicative of the results of operations that would have occurred had all 2024 acquisitions occurred as presented. In addition, future results may vary significantly from the results reflected in such pro forma information. Pro-forma adjustments include depreciation adjustments on fixed asset step up/down; inventory step-up; amortization of intangibles; and estimated interest expense.

Molded Fiber

On July 26, 2022, pursuant to a share purchase agreement and related agreements, the Company sold its former wholly owned subsidiary Moulded Fibre Technology, Inc. ("MFT") and related real estate in Iowa to CKF USA INCORPORATED ("CKF") (a Delaware Corporation) for approximately $31.5 million. The net book value of the assets sold was approximately $15.4 million and the Company recorded a net gain on the sale of approximately $15.7 million, which was recorded in the year ended December 31, 2022. $2.6 million of the purchase price was held in escrow to indemnify CKF against certain claims, losses, and liabilities. The full escrow balance was released in January 2024. The Securities Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type. Proceeds from the sale were used to pay down debt on the Company's revolving credit facility, as well as income tax obligations on the related gain.

Advant Medical

On March 16, 2022, the Company purchased 100% of the outstanding shares of common stock of Advant Medical, Ltd., Advant Medical Inc., and Advant Medical Costa Rica, Limitada, (together Advant), pursuant to a Stock Purchase Agreement and related agreements, for an aggregate purchase price of €19.0 million in cash along with a working capital adjustment at closing. Total consideration in U.S. Dollars amounted to approximately $21.2 million. The Stock Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type.

Founded in 1993, Advant is headquartered in Galway, Ireland, with operations in Costa Rica and partner manufacturing in Mexico. Advant is a developer and contract manufacturer of medical devices and packaging, primarily for catheters and guide wires.

The following table summarizes the allocation of consideration paid to the acquisition date fair value of the assets acquired and liabilities assumed based on management's estimates of fair value (in thousands):

	Purchase Price Allocation
Cash	$ 2,840
Accounts receivable	2,299
Inventory	2,410
Other current assets	213
Property, plant, and equipment	5,704
Customer lists	2,925
Intellectual property	2,127
Non-compete agreement	259
Lease right of use assets	289
Other assets	41
Goodwill	7,140
Total assets acquired	**$ 26,247**
Accounts payable	(772)
Accrued expenses	(668)
Income taxes	(66)
Deferred taxes	(449)
Lease liabilities	(289)
Total liabilities assumed	**$ (2,244)**
Total assets acquired, net of liabilities assumed	**$ 24,003**
Less: cash acquired	(2,840)
Purchase price, net of cash acquired	**$ 21,163**

Acquisition costs associated with the transaction were approximately $789 thousand, of which $759 thousand was charged to expense in the year ended December 31, 2022. These costs were primarily for legal, investment banking, and valuation services, as well as stamp duty filings and are reflected on the face of the consolidated statement of comprehensive income.

The amount of revenue and net income of Advant recognized since the acquisition date, which is included in the consolidated statement of comprehensive income for the year ended December 31, 2022, was approximately $20.0 million and $2.4 million, respectively.

None of the goodwill related to the Advant acquisition is expected to be deductible for tax purposes. The goodwill is attributable to the workforce of Advant and the significant synergies expected to arise after the acquisition.

Pro-forma statements

The following table contains an unaudited pro forma consolidated statement of comprehensive income for the year ended December 31, 2022, as if the Advant acquisition had occurred at the beginning of 2022 (in thousands):

	Year Ended December 31, 2022
	(Unaudited)
Sales	$ 358,196
Operating Income	56,321
Net Income	42,311
Earnings per share:	
Basic	5.59
Diluted	5.52

The above unaudited pro forma information is presented for illustrative purposes only and may not be indicative of the results of operations that would have occurred had the acquisition occurred as presented. In addition, future results may vary significantly from the results reflected in such pro forma information. Pro-forma adjustments include depreciation adjustments on fixed asset step up/down; inventory step-up; amortization of intangibles; and estimated interest expense.

(3) Equity Method Investment

In conjunction with the acquisition of AQF, the Company became 50% owners of the equity interest in AQF Asia PTE Ltd., located in Singapore ("AQF Asia"). While the Company owns 50% of the equity interest of AQF Asia and does have significant influence over the entity, the Company has concluded that it does not have control of AQF Asia due to certain veto rights held by the other joint venture partner with regards to management decision making.

As a result, the Company accounts for its ownership interest in AQF Asia following the equity method of accounting, in accordance with ASC 323, Investments —Equity Method and Joint Ventures. Under this method, the carrying cost is initially recorded at fair value and then increased or decreased by recording its percentage of gain or loss in the consolidated statement of comprehensive income and a corresponding change to the carrying value of the asset. The initial fair value of this equity method investment was approximately $7.0 million. The following table provides a roll-forward of the equity method investment for the year ended December 31, 2024:

	Year Ended December 31, 2024
Acquired in AQF Medical acquistion	$ 6,969
Dividend distribution	(250)
50% share of AQF Asia net income	129
Amortization of basis differences	(40)
Equity Method Investment	**$ 6,808**

(4) Revenue Recognition

Disaggregated Revenue

The following table presents the Company's revenue disaggregated by the major types of goods and services sold to our customers (in thousands) (See Note 20 for further information regarding net sales by market):

	Years Ended December 31,		
	2024	2023	2022
Net sales of:			
Products	$ 491,382	$ 391,460	$ 342,742
Tooling and Machinery	8,320	3,468	6,307
Engineering services	4,719	5,144	4,743
Total net sales	**$ 504,421**	**$ 400,072**	**$ 353,792**

Contract balances

The timing of revenue recognition may differ from the timing of invoicing to customers. When invoicing occurs prior to revenue recognition, the Company has deferred revenue (contract liabilities) included within "deferred revenue" on the consolidated balance sheet. The following table presents opening and closing balances of contract liabilities for the years ended December 31, 2024, and 2023 (in thousands):

	Contract Liabilities	
	Years Ended December 31,	
	2024	2023
Deferred revenue - beginning of period	$ 6,616	$ 4,679
Acquired in business combinations	8	-
Increases due to consideration received from customers	4,439	6,572
Revenue recognized	(6,396)	(4,635)
Deferred revenue - end of period	**$ 4,667**	**$ 6,616**

Revenue recognized during the years ended December 31, 2024 and 2023 from amounts included in deferred revenue at the beginning of the period was approximately $4.6 million and $2.7 million, respectively.

When invoicing occurs after revenue recognition, the Company has unbilled receivables (contract assets) included within "receivables" on the consolidated balance sheet. The following table presents opening and closing balances of contract assets for the years ended December 31, 2024 and 2023 (in thousands):

	Contract Assets Years Ended December 31,	
	2024	2023
Unbilled Receivables - beginning of period	$ 114	$ 270
Increases due to revenue recognized, not invoiced to customers	2,135	3,545
Decreases due to customer invoicing	(2,057)	(3,701)
Unbilled Receivables - end of period	**$ 192**	**$ 114**

(5) Supplemental Cash Flow Information

	Years Ended December 31,		
	2024	2023	2022
	(in thousands)		
Cash paid for:			
Interest	$ 7,893	$ 3,537	$ 2,721
Income taxes, net of refunds	12,829	10,568	13,200
Non-cash investing and financing activities:			
Capital additions accrued but not yet paid	$ 130	$ 536	$ 125
Acquisition date contingent consideration	1,191	-	-
Acquisition date non-competition payments	-	-	350

(6) Receivables and Allowance for Credit Losses

Receivables consist of the following (in thousands):

	December 31,	
	2024	2023
Accounts receivable–trade	$ 85,562	$ 65,176
Less allowance for credit losses	(885)	(727)
Receivables, net	**$ 84,677**	**$ 64,449**

The following table provides a roll-forward of the allowance for credit losses that is deducted from accounts receivable to present the net amount expected to be collected for the years ended December 31, 2024 and 2023 (in thousands):

	Allowance for Credit Losses Year Ended December 31,	
	2024	2023
Allowance - beginning of period	$ 727	$ 733
Provision for expected credit losses	213	15
Amounts written off against the allowance, net of recoveries	(55)	(31)
Recoveries	-	10
Allowance - end of period	**$ 885**	**$ 727**

(7) Inventories

Inventories consist of the following (in thousands):

	December 31,	
	2024	2023
Raw materials	$ 65,747	$ 53,539
Work in process	5,730	7,821
Finished goods	16,059	8,831
Total Inventory	**$ 87,536**	**$ 70,191**

(8) Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	2024	2023
Opening balance	$ 113,263	$ 113,028
Acquired in Marble Medical business combination	2,564	-
Acquired in AJR Enterprises business combination	35,628	-
Acquired in Welch Fluorocarbon business combination	17,135	-
Acquired in AQF business combination	22,925	-
Foreign currency translation	(1,858)	235
Ending balance	**$ 189,657**	**$ 113,263**

The carrying values of the Company's definite-lived intangible assets as of December 31, 2024 and 2023 are as follows (in thousands):

December 31, 2024	Customer List	Intellectual Property	Tradename & Brand	Non-Compete	Total
Weighted-average amortization period	20 years	12.3 years	13.2 years	8.8 years	
Gross amount	$ 129,527	$ 27,482	$ 1,013	$ 6,699	$ 164,721
Accumulated amortization	(15,655)	(2,401)	(268)	(2,145)	(20,469)
Net balance	**$ 113,872**	**$ 25,081**	**$ 745**	**$ 4,554**	**$ 144,252**

December 31, 2023 (a)	Customer List	Intellectual Property	Tradename & Brand	Non-Compete	Total
Weighted-average amortization period	20 years	12 years	10.0 years	9.3 years	
Gross amount	$ 65,270	$ 6,767	$ 367	$ 5,505	$ 77,909
Accumulated amortization	(10,932)	(1,114)	(217)	(1,530)	(13,793)
Net balance	**$ 54,338**	**$ 5,653**	**$ 150**	**$ 3,975**	**$ 64,116**

(a) Note – This table has been updated to conform to the current year presentation.

Amortization expense related to intangible assets was approximately $6.7 million, $4.4 million, and $4.4 million for the years ended December 31, 2024, 2023, and 2022, respectively. The estimated remaining amortization expense as of December 31, 2024 is as follows (in thousands):

2025	$	9,533
2026		9,530
2027		9,478
2028		9,433
2029		9,404
Thereafter		96,874
Total	$	**144,252**

(9) Property, Plant and Equipment

Property, plant, and equipment consist of the following (in thousands):

		December 31,		
		2024		**2023**
Land and improvements	$	5,759	$	4,849
Buildings and improvements		37,895		34,735
Leasehold improvements		11,216		8,226
Machinery & equipment		65,244		58,343
Furniture, fixtures, computers & software		8,314		6,324
Construction in progress		6,506		6,845
Property, plant and equipment	$	**134,934**	$	**119,322**
Accumulated depreciation and amortization		(64,370)		(57,185)
Net property, plant and equipment	$	**70,564**	$	**62,137**

Depreciation and amortization expense of Property, Plant and Equipment for the years ended December 31, 2024, 2023, and 2022 was approximately $8.0 million, $7.0 million, and $7.5 million, respectively.

(10) Debt

On June 27, 2024, the Company, as the borrower, entered into a secured $275 million Amended and Restated Credit Agreement (the "Third Amended and Restated Credit Agreement") with certain of the Company's subsidiaries (the "Subsidiary Guarantors") and Bank of America, N.A., in its capacity as the initial lender, Administrative Agent, Swingline Lender and L/C Issuer, and certain other lenders from time-to-time party thereto. The Third Amended and Restated Credit Agreement amends and restates the Company's prior credit agreement, originally dated as of December 22, 2021.

The credit facilities under the Third Amended and Restated Credit Agreement consist of a secured term loan to the Company of $125 million and a secured revolving credit facility, under which the Company may borrow up to $150 million. The Third Amended and Restated Credit Facilities mature on June 27, 2029. This maturity date is subject to acceleration and the Company could be subject to additional fees and expenses in certain circumstances should one or more events of default described in the Third Amended and Restated Credit Agreement occur. The secured term loan requires quarterly principal payments of $3,125,000 that commence on December 31, 2024. The proceeds of the Third Amended and Restated Credit Agreement may be used for general corporate purposes, including funding certain acquisitions (see Note 2 for more information regarding this acquisition), as well as certain other permitted acquisitions. The Company's obligations under the Third Amended and Restated Credit Agreement are guaranteed by Subsidiary Guarantors and secured by substantially all assets of the Company.

The Third Amended and Restated Credit Facilities call for interest at Secured Overnight Financing Rate ("SOFR") plus a margin that ranges from 1.25% to 2.25% or, at the discretion of the Company, the bank's prime rate plus a margin that ranges from .25% to 1.25%. In both cases the applicable margin is dependent upon Company performance. Under the Third Amended and Restated Credit Agreement, the Company is subject to a minimum fixed-charge coverage financial covenant as well as a maximum total funded debt to EBITDA financial covenant. The Third Amended and Restated Credit Agreement contains other covenants customary for transactions of this type, including restrictions on certain payments, permitted indebtedness and permitted investments.

At December 31, 2024, the Company had approximately $189.4 million in outstanding borrowings under the Third Amended and Restated Credit Agreement, and also had approximately $0.7 million in standby letters of credit outstanding, drawable as a financial guarantee on worker's compensation insurance policies. At December 31, 2024, the weighted average interest rate was approximately 5.9% and the Company was in compliance with all covenants under the Third Amended and Restated Credit Agreement.

Long-term debt consists of the following (in thousands):

	December 31, 2024
Revolving credit facility	$ 67,500
Term loan	121,875
Total long-term debt	189,375
Current portion	(12,500)
Long-term debt, excluding current portion	**$ 176,875**

Future maturities of long-term debt at December 31, 2024 are as follows (in thousands):

	Term Loan	Revolving credit facility	Total
2025	$ 12,500	$ -	$ 12,500
2026	12,500	-	12,500
2027	12,500	-	12,500
2028	12,500	-	12,500
2029	71,875	67,500	139,375
	$ 121,875	$ 67,500	$ 189,375

(11) Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,	
	2024	2023
Compensation	$ 11,290	$ 8,741
Current portion of contingent consideration	5,250	5,000
Current portion of present value of non-competition payments	1,933	1,888
Accrued rebates	4,260	-
Other	7,677	6,456
	$ 30,410	$ 22,085

(12) Income Tax

The Company's domestic and foreign net income before provision for income taxes for the years ended December 31, 2024, 2023, and 2022 consists of the following (in thousands):

| | Years Ended December 31, | | |
	2024	2023	2022
Domestic	$ 30,266	$ 26,545	$ 34,654
Foreign	42,759	27,357	18,064
Total	**$ 73,025**	**$ 53,902**	**$ 52,718**

The Company's income tax provision for the years ended December 31, 2024, 2023, and 2022 consists of the following (in thousands):

| | Years Ended December 31, | | |
	2024	2023	2022
Current			
Federal	$ 6,841	$ 6,099	$ 11,238
State	2,471	1,784	2,309
Foreign	3,449	272	1,863
Total Current	**$ 12,761**	**$ 8,155**	**$ 15,410**
Deferred			
Federal	1,044	841	(3,856)
State	230	2	(624)
Foreign	9	(20)	(1)
Total Deferred	**$ 1,283**	**$ 823**	**$ (4,481)**
Total income tax provision	**$ 14,044**	**$ 8,978**	**$ 10,929**

The approximate tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):

| | December 31, | |
	2024	2023
Deferred tax assets:		
Accruals	$ 753	$ 603
Tax credits	183	-
Compensation programs	2,202	2,040
Equity-based compensation	928	685
Lease liability	4,306	3,596
Intangible assets	2,558	1,774
Deferred revenue	705	963
Other	12	21
Gross deferred tax assets	**$ 11,647**	**$ 9,682**
Valuation allowance	**-**	**-**
Net deferred tax assets	**$ 11,647**	**$ 9,682**
Deferred tax liabilities:		
Excess of book over tax basis of fixed assets	$ (2,846)	$ (2,839)
Goodwill	(4,975)	(3,095)
Right of use asset	(4,175)	(3,481)
Intangible assets	(2,882)	-
Inventory capitalization	(65)	(88)
Total deferred tax liabilities	**$ (14,943)**	**$ (9,503)**
Net long-term deferred tax assets (liabilities)	**$ (3,296)**	**$ 179**

The amounts recorded as deferred tax assets as of December 31, 2024 and 2023 represent the amount of tax benefits of existing deductible temporary differences that are more likely than not to be realized through the generation of sufficient future taxable income. The Company had gross deferred tax assets of approximately $11.6 million on December 31, 2024, that it believes are more likely than not to be realized. Management reviews the recoverability of deferred tax assets during each reporting period.

The actual tax provision for the years presented differs from that derived from using a U.S federal statutory rate of 21% to income before income tax expense as follows:

	Years Ended December 31,		
	2024	2023	2022
U.S. federal statutory rate	21.0%	21.0%	21.0%
Increase (decrease) in income taxes resulting from:			
State taxes, net of federal tax benefit	3.0	2.7	3.2
Tax credits	(0.3)	(0.1)	(0.7)
Return to provision adjustments	0.3	(3.2)	-
Foreign rate differential	(7.7)	(9.3)	(3.7)
GILTI impact	1.6	4.5	0.8
FDII impact	(0.5)	(0.7)	-
Excess tax benefits on equity awards	(1.8)	(1.9)	(0.6)
162m limitations	2.7	1.9	0.8
Other	0.9	1.8	(0.1)
Effective tax rate	**19.2%**	**16.7%**	**20.7%**

The Company's foreign subsidiary earnings are subject to current U.S. taxation under the Tax Cuts and Jobs Act of 2017, which also repealed U.S. taxation on the subsequent repatriation of those earnings. The Company intends to repatriate substantially all of its future foreign subsidiary earnings. The repatriation of earnings outside of the U.S. generally does not represent a material net tax impact to the Company. The withholding taxes associated with the Company's earnings in the Dominican Republic are fully creditable against the Company US tax liability and therefore do not produce any incremental tax consequences. The earnings of the Company's other foreign subsidiaries, and therefore the withholding taxes associated with those earnings, are not material for the year ended December 31, 2024.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as well as in Ireland and Costa Rica. It currently does not have a local filing obligation with respect to its subsidiaries in the Dominican Republic. The Company has been audited by the following states: income tax returns filed in Michigan which have been audited through 2004, income tax returns filed in Massachusetts which have been audited through 2021, income tax returns filed in Florida which have been audited through 2019, income tax returns filed in New Jersey which have been audited through 2012, income tax returns in Colorado which have been audited through 2017, income tax returns in Iowa which have been audited through 2019, and income tax returns in Illinois which have been audited through 2021. Federal and state tax returns for the years 2021 through 2023 remain open to examination by the IRS and various state jurisdictions. The Company's non-US tax returns in Ireland and Costa Rica remain open for the years 2020 through 2023.

The Company applies the accounting guidance in ASC 740 to accounting for uncertainty in income taxes. The Company's reserves related to taxes are based on determination of whether, and how much of, a tax benefit taken by the Company in its tax filings or positions, is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. The following is a roll forward of the Company's unrecognized tax benefits ("UTB") (in thousands):

	December 31,	
	2024	2023
Gross UTB balance at beginning of fiscal year	$ 670	$ -
Gross increases - tax positions of prior years	106	670
Settlement of tax positions	(776)	-
Gross UTB balance at end of fiscal year	**$ -**	**$ 670**

As of December 31, 2024, the Company had recorded zero unrecognized tax benefits. The Company closed audits with the IRS and the state of Massachusetts during the year and reduced previously recorded uncertain tax benefits to zero as a result of closing those audits. For the year ended December 31, 2023, the Company recorded an uncertain tax benefit of $670 thousand related to disputed research credits taken in prior year's federal tax returns. The audit was completed and closed in 2024 and, accordingly the amount was paid, and the liability was satisfied. The Company's policy is to record interest and penalties on uncertain tax benefits in income tax expense.

(13) Net Income Per Share

Basic income per share is based on the weighted average number of shares of common stock outstanding. Diluted income per share is based upon the weighted average number of common shares outstanding and dilutive common stock equivalent shares outstanding during each period.

The weighted average number of shares used to compute basic and diluted net income per share consisted of the following (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Basic weighted average common shares outstanding during the year	7,668	7,624	7,564
Weighted average common equivalent shares due to stock options and restricted stock units	117	77	99
Diluted weighted average common shares outstanding during the year	**7,785**	**7,701**	**7,663**

The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock options, when the average market price of the common stock is lower than the exercise price of the related stock options during the period. These outstanding stock options are not included in the computation of diluted income per share because the effect would be antidilutive.

For the years ended December 31, 2024, 2023, and 2022, the number of stock awards excluded from the computation was 2,958, 4,218, and 9,867, respectively.

(14) Share-Based Compensation

The Company issues share-based awards through several plans that are described in detail below.

Incentive Plan

In June 2003, the Company formally adopted the 2003 Incentive Plan (the "Plan"). As amended and restated to date, the Plan is intended to benefit the Company by offering equity-based and other incentives to certain of the Company's executives and employees who are in a position to contribute to the long-term success and growth of the Company, thereby encouraging the continuance of their involvement with the Company and/or its subsidiaries.

Two types of equity awards may be granted to participants under the Plan: restricted shares or other stock awards. Restricted shares are shares of common stock awarded subject to restrictions and to possible forfeiture upon the occurrence of specified events. Other stock awards are awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock. Such awards may include Restricted Stock Unit Awards ("RSUs"), incentive and non-qualified stock options, performance shares, or stock appreciation rights. The Company determines the form, terms, and conditions, if any, of any awards made under the Plan.

Through December 31, 2024, 1,384,054 shares of common stock were issued under the 2003 Incentive Plan, none of which have been restricted. An additional 79,447 shares are being reserved for outstanding grants of RSUs and other share-based compensation that are subject to various performance and time-vesting contingencies. The Company has also granted awards in the form of stock options under this Plan. Through December 31, 2024, 192,935 options were granted and 7,935 options are outstanding. At December 31, 2024, 692,845 shares or options are available for future issuance in the 2003 Incentive Plan.

Director Plan

Effective July 15, 1998, the Company adopted the 1998 Director Plan, which was amended and renamed on June 3, 2009 as the 2009 Non-Employee Director Stock Incentive Plan (the "Director Plan"). The Director Plan was amended on March 7, 2013, to (i) prohibit the repricing of stock options or other equity awards without the consent of the Company's shareholders, and (ii) prohibit the Company from buying out underwater stock options. The Director Plan was amended on June 8, 2022, to increase the maximum number of shares issuable under the Director Plan from 975,000 to 1,075,000. The Director Plan, as amended, provides for the issuance of stock options and other equity-based securities to non-employee members of the Company's board of directors.

Through December 31, 2024, 407,980 options were granted, and 64,997 options are outstanding. For the year ended December 31, 2024, 1,380 RSUs are reserved for outstanding grants of RSUs and 119,687 shares remain available to be issued under the Director Plan.

Share-based compensation

Share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). Share-based compensation is included in selling, general & administrative expenses as follows (in thousands):

	Years Ended December 31,		
Share-based compensation related to:	**2024**	**2023**	**2022**
Common stock grants	$ 400	$ 400	$ 400
Stock option grants	485	432	263
RSUs	5,957	3,809	2,545
Total share-based compensation	**$ 6,842**	**$ 4,641**	**$ 3,208**

The total income tax benefit recognized in the consolidated statements of comprehensive income for share-based compensation arrangements was approximately $2.4 million, $2.2 million, and $1.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Common stock grants

The compensation expense for common stock granted during the three-year period ended December 31, 2024, was determined based on the market price of the shares on the date of grant.

Stock option grants

The compensation expense for stock options granted during the three-year period ended December 31, 2024, was determined as the fair value of the options using the Black Scholes valuation model. The range of assumptions are noted as follows:

	Years Ended December 31,		
	2024	**2023**	**2022**
Expected volatility	39.7%	36.6% - 40.6%	34.7%
Expected dividends	None	None	None
Risk-free interest rate	4.3%	3.6% - 3.9%	2.9%
Exercise price	$ 260.92	$ 111.54 - $ 167.98	$ 77.28
Expected term	6.3 years	6.2 - 6.8 years	6.2 years
Weighted-average grant date fair value	$ 121.61	$ 37.81 - $ 71.17	$ 30.37

The stock volatility for each grant is determined based on a review of the experience of the weighted average of historical daily price changes of the Company's common stock over the expected option term, and the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option. The expected term is estimated based on historical option exercise activity.

The following is a summary of stock option activity for the year ended December 31, 2024:

	Shares Under Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(per share)	(in years)	(in thousands)
Outstanding December 31, 2023	78,488	$ 57.14		
Granted	2,958	260.92		
Exercised	(8,214)	41.35		
Outstanding December 31, 2024	73,232	$ 67.15	4.86	$ 13,037
Exercisable at December 31, 2024	66,306	$ 55.85	4.76	$ 12,510
Vested and expected to vest at December 31, 2024	73,232	$ 67.15	4.86	$ 13,037

During the years ended December 31, 2024, 2023, and 2022, the total intrinsic value of all options exercised (i.e., the difference between the market price and the price paid by the employees to exercise the options) was approximately $1.5 million, $3.0 million, and $1.2 million, respectively, and the amount of consideration received from the exercise of these options was approximately $0.2 million, $0.7 million, and $0.4 million, respectively. At its discretion, the Company allows option holders to surrender previously owned common stock in lieu of paying the exercise price and withholding taxes. During the years ended December 31, 2024, 2023 and 2022, 653 shares, 861 shares and 1,876 shares were redeemed for this purpose at an average market price of $162.93, $127.05 and $95.82, respectively.

RSUs

The Company grants RSUs to its directors, executive officers and employees. The stock unit awards are subject to various time-based vesting requirements, and certain portions of these awards are subject to performance criteria of the Company. Compensation expense on these awards is recorded based on the fair value of the award at the date of grant, which is equal to the Company's closing stock price, and is charged, to expense ratably over the requisite service period for time-based awards, and to expense utilizing the accelerated attribution method for performance-based awards. No compensation expense is taken on awards that do not become vested, and the amount of compensation expense recorded is adjusted based on management's determination of the probability that these awards will become vested.

The following table summarizes information about stock unit award activity during the year ended December 31, 2024:

	Restricted Stock Units	Weighted Average Award Date Fair Value
Outstanding at December 31, 2023	95,693	$ 64.82
Awarded	36,311	174.80
Shares vested	(50,582)	79.53
Forfeitures	(595)	137.96
Outstanding at December 31, 2024	80,827	$ 98.79

At the Company's discretion, RSU holders are given the option to net-share settle to cover the required minimum withholding tax, and the remaining amount is converted into the equivalent number of common shares. During the years ended December 31, 2024, 2023 and 2022, 21,914 shares, 20,457 shares and 19,425 shares were redeemed for this purpose at an average market price of $216.80, $117.95 and $67.05, respectively.

The following summarizes the future share-based compensation expense the Company will record as the equity securities granted through December 31, 2024, vest (in thousands):

	Restricted Stock Units		Options		Total	
2025	$	3,807	$	174	$	3,981
2026		1,481		-		1,481
2027		116		-		116
Total	$	5,404	$	174	$	5,578

(15) Leases

The Company has operating and finance leases for offices, manufacturing plants, vehicles and certain office and manufacturing equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for each separate lease component of a contract and its associated non-lease components as a single lease component, thus causing all fixed payments to be capitalized. Variable lease payment amounts that cannot be determined at the commencement of the lease such as increases in lease payments based on changes in index rates or usage, are not included in the right of use ("ROU") assets or lease liabilities. These are expensed as incurred and recorded as variable lease expense. The Company determines if an arrangement is a lease at the inception of a contract. Operating and finance lease ROU assets and operating and finance lease liabilities are stated separately in the condensed consolidated balance sheet.

ROU assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make lease payments pursuant to the lease. ROU assets and lease liabilities are recognized at commencement date based on the net present value of fixed lease payments over the lease term. The lease term assumed in the determination of the ROU assets and lease liabilities includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. ROU assets are also adjusted for any deferred or accrued rent. As the Company's leases do not typically provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

ROU assets and lease liabilities consist of the following (in thousands):

	December 31,			
	2024		2023	
Operating lease ROU assets	$	16,056	$	13,437
Finance lease ROU assets		92		151
Total ROU assets	$	16,148	$	13,588
Operating lease liabilities - current	$	4,165	$	3,162
Finance lease liabilities - current		61		60
Total lease liabilities - current	$	4,226	$	3,222
Operating lease liabilities - long-term	$	12,398	$	10,719
Finance lease liabilities - long-term		34		96
Total lease liabilities - long-term	$	12,432	$	10,815

	Year Ended December 31,			
	($ in thousands)			
		2024		2023
Lease Cost:				
Finance lease cost:				
Amortization of right of use assets	$	86	$	60
Interest on lease liabilities		5		4
Operating lease cost		3,851		3,132
Variable lease cost		329		324
Short-term lease cost		190		68
Total lease cost	$	**4,461**	$	**3,588**
Cash paid for amounts included in measurement of lease liabilities:				
Operating cash flows from operating leases	$	3,784	$	2,979
Financing cash flows from finance leases		73		63
ROU assets obtained in exchange for lease liabilities	$	4,900	$	2,492
Weighted-average remaining lease term (years):				
Finance		1.54		2.54
Operating		4.27		4.42
Weighted-average discount rate:				
Finance		2.12%		2.11%
Operating		4.97%		3.42%

The aggregate future lease payments for leases as of December 31, 2024 were as follows (in thousands):

	December 31, 2024			
	Operating (a)		Finance	
2025	$	4,207	$	63
2026		3,829		28
2027		3,422		6
2028		2,327		-
2029		1,537		-
Thereafter		4,017		-
Total lease payments	$	**19,339**	$	**97**
Less: Interest		(2,776)		(2)
Present value of lease liabilities	$	**16,563**	$	**95**

(a) Future operating lease payments have not been reduced by minimum sublease rentals of approximately $1.4 million due in the future under non-cancelable subleases.

Rent expense amounted to approximately $3.7 million, $2.9 million, and $2.6 million in 2024, 2023, and 2022, respectively.

(16) Other Long-Term Liabilities

Other long-term liabilities consist of the following (in thousands):

	December 31,	
	2024	**2023**
Accrued contingent consideration (earn-out)	$ 4,989	$ 8,096
Present value of non-competition payments	4,938	6,586
Other	1,217	499
	$ 11,144	$ 15,181

(17) Commitments and Contingencies

(a) *Legal* – From time to time, the Company may be a party to various suits, claims and complaints arising in the ordinary course of business. In the opinion of management , these suits, claims and complaints should not result in final judgments or settlements that, in the aggregate, would have a material adverse effect on the Company's financial condition or results of operations.

(b) *Contingent Consideration* – In connection with the acquisitions of Welch and Marble in 2024, and DAS Medical in 2021, the Company is required to make contingent payments, subject to the entities achieving certain financial performance thresholds. Also, in connection with the DAS Medical and Advant Medical acquisitions, the Company incurred a liability for contingent consideration related to the present value of non-competition payments. We re-measure contingent liabilities each reporting period and record changes in fair value through a separate line item within our consolidated statements of operations. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount rates, periods, timing and amount of projected revenue or timing or likelihood of achieving regulatory, revenue or commercialization-based milestones. The use of alternative valuation assumptions, including estimated revenue projections, growth rates, cash flows, discount rates, useful life, or probability of achieving clinical, regulatory, or revenue-based milestones could result in different purchase price allocations and recognized amortization expense and contingent consideration expense or benefit in current and future periods.

(18) Employee Benefit Plans

The Company maintains 401(k) and profit-sharing plans for eligible employees. Contributions to the Plans are made in the form of matching contributions to employee 401(k) deferrals. Contributions to the Plan were approximately $1.6 million, $1.3 million, and $0.7 million for the years 2024, 2023, and 2022, respectively.

The Company has a partially self-insured health insurance program that covers all eligible participating employees. The maximum liability is limited by a stop loss of $225 thousand per insured person, along with an aggregate stop loss determined by the number of participants.

The Company has an Executive, Non-qualified "Excess" Plan ("the Plan"), which is a deferred compensation plan available to certain executives. The Plan permits participants to defer receipt of part of their current compensation to a later date as part of their personal retirement or financial planning. Participants have an unsecured contractual commitment from the Company to pay amounts due under the Plan.

The compensation withheld from Plan participants, together with gains or losses determined by the participants' deferral elections is reflected as a deferred compensation obligation to participants and is classified within the liabilities section in the accompanying balance sheets. At December 31, 2024 and 2023, the balance of the deferred compensation liability totaled approximately $6.2 million and $5.4 million, respectively. The related assets, which are held in the form of a Company-owned, variable life insurance policy that names the Company as the beneficiary, are classified within the other assets section of the accompanying balance sheets and are accounted for based on the underlying cash surrender values of the policies and totaled approximately $6.2 million and $5.3 million as of December 31, 2024 and 2023, respectively.

(19) Fair Value of Financial Instruments

Financial instruments recorded at fair value in the consolidated balance sheets, or disclosed at fair value in the footnotes, are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels defined by ASC 820, Fair Value Measurements and Disclosures, and directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1
Valued based on unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Valued based on either directly or indirectly observable prices for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3
Valued based on management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The following table presents the fair value and hierarchy levels, for financial assets that are measured at fair value on a recurring basis (in thousands):

Level 3	December 31, 2024		December 31, 2023	
Purchase price contingent consideration (Note 2):				
Accrued contingent consideration (earn-out)	$	10,239	$	13,096
Present value of non-competition payments		6,871		8,474
Total contingent consideration	$	**17,110**	$	**21,570**

The following table presents the changes in the estimated fair values of the Company's liabilities for contingent consideration measured using significant unobservable inputs (Level 3) (in thousands):

December 31, 2022	$	**24,611**
Fair value measurement adjustments		3,765
Payments		(6,806)
December 31, 2023	$	**21,570**
Fair value of earnouts from acquisitions		1,191
Fair value measurement adjustments		1,155
Payments		(6,806)
December 31, 2024	$	**17,110**

Significant unobservable inputs include revenue and EBITDA projections and risk-free discount rates.

In connection with the acquisitions of Welch and Marble in 2024, and DAS Medical in 2021, the Company is required to make contingent payments, subject to the entities achieving certain financial performance thresholds. The contingent consideration payments for the Welch, Marble and the DAS Medical acquisitions are up to $6 million, $500 thousand and $20 million, respectively. The fair value of the liability for the contingent consideration payments recognized upon the acquisition as part of the purchase accounting opening balance sheets totaled approximately $800 thousand, $400 thousand and $5.2 million for the Welch, Marble and the DAS Medical acquisitions, respectively, and was estimated by discounting to present value the probability-weighted contingent payments expected to be made. Assumptions used in the initial calculation were management's financial forecasts, discount rate and various volatility factors. The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. Contingent consideration is considered to be a Level 3 financial liability that is re-measured each reporting period. The fair value of the liability for the contingent consideration payments recognized at December 31, 2024 totaled approximately $10.2 million out of the remaining potential payments of $14.5 million. The change in fair value of contingent consideration for the acquisitions is included in change in fair value of contingent consideration in the consolidated statements of comprehensive income.

Also in connection with the DAS Medical and Advant Medical acquisitions, the Company entered into Non-Competition Agreements with the beneficiaries (certain previous owners of DAS and Advant) and the Company has agreed to pay additional consideration to the parties to the Non-Competition Agreements, including an aggregate of $10.0 million in payments over the ten years following the closing of the DAS Medical acquisition for the 10-year noncompetition covenants of certain key owners and an aggregate of €375 thousand in payments over the three years following the third anniversary of the closing of the Advant Medical acquisition for the 5-year noncompetition covenants of the owner. The Company paid approximately $1.8 million during 2024 related to non-competition agreements. The present value of the Non-Competition Agreements at December 31, 2024 totaled approximately $6.9 million. This liability is considered to be a Level 3 financial liability that is re-measured each reporting period.

The Company has financial instruments, such as accounts receivable, accounts payable, and accrued expenses, that are stated at carrying amounts that approximate fair value because of the short maturity of those instruments. The carrying amount of the Company's long-term debt approximates fair value as the interest rate on the debt approximates the estimated borrowing rate currently available to the Company.

(20) Segment Data

The Company consists of a single operating and reportable segment and uses consolidated net income as its measure of segment profit and loss. The chief operating decision maker of the Company is the Chairman and Chief Executive Officer (CEO). The Chairman and CEO reviews consolidated operating results to make decisions about how to allocate resources to the segment and assess its performance as a whole. The Company has identified the following significant segment expenses (SSEs) due to their relevance to the overall consolidated operating results (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Net sales from external customers	$ 504,421	$ 400,072	$ 353,792
Significant segment expenses:			
Materials	219,755	181,434	160,314
Salaries and Benefits	133,984	103,387	96,386
Depreciation and amortization	14,715	11,407	11,886
Interest expense, net	8,061	3,645	2,763
Other segment items (a)	54,881	46,297	29,725
Income before income tax provision	$ 73,025	$ 53,902	$ 52,718
Income tax provision	14,044	8,978	10,929
Segment net income	$ 58,981	$ 44,924	$ 41,789
Segment total assets (b)	$ 628,995	$ 404,136	

(a) Other segment items include (production overhead, stock compensation, professional fees, and other SG&A expenses)
(b) See Consolidated Balance Sheet for details

Information about Geographic Areas

Net sales shipped to customers outside of the United States comprised approximately 16.7%, 20.8%, and 17.5% of the Company's consolidated net sales for the years ended December 31, 2024, 2023, and 2022, respectively. Approximately 21.3% of all long-lived assets are located outside of the United States.

Information about Major Customers

Net sales to two customers comprised approximately 28.8% and 15.4%, respectively, of the Company's consolidated net sales for the year ended December 31, 2024. Net sales to one customer comprised approximately 28.1% of the Company's consolidated net sales for the year ended December 31, 2023. Net sales to one customer comprised approximately 21.5% of the Company's consolidated net sales for the year ended December 31, 2022.

On December 31, 2024, one customer represented approximately 34.0% of gross accounts receivable. On December 31, 2023, two customers represented approximately 16.5% and 12.2%, respectively, of gross accounts receivable.

The Company's products are primarily sold to customers within the Medical, Aerospace & Defense, Industrial/Other markets, and Automotive markets. Net sales by market for the years ended December 31, 2024, 2023 and 2022 are as follows (in thousands):

| Market | 2024 | | 2023 | | 2022 | |
	Net Sales	%	Net Sales	%	Net Sales	%
Medical	$ 450,767	89.4%	$ 346,355	86.6%	$ 286,180	80.9%
Aerospace & Defense	20,419	4.0%	16,990	4.2%	15,328	4.3%
Industrial/Other	18,138	3.6%	20,027	5.0%	34,797	9.9%
Automotive	15,097	3.0%	16,700	4.2%	17,487	4.9%
Net Sales	**$ 504,421**	**100.0%**	**$ 400,072**	**100.0%**	**$ 353,792**	**100.0%**

(21) Quarterly Financial Information (unaudited)

Summarized quarterly financial data is as follows (in thousands, except per share data):

2024	Q1	Q2	Q3	Q4
Net sales	$ 105,009	$ 110,177	$ 145,165	$ 144,070
Gross profit	30,083	33,031	41,523	42,056
Net income	12,693	13,552	16,361	16,375
Basic net income per share	1.66	1.77	2.13	2.13
Diluted net income per share	1.64	1.75	2.11	2.10

2023	Q1	Q2	Q3	Q4
Net sales	$ 97,753	$ 100,037	$ 100,784	$ 101,498
Gross profit	28,701	29,645	27,750	26,129
Net income	9,739	11,883	11,694	11,607
Basic net income per share	1.28	1.56	1.53	1.52
Diluted net income per share	1.27	1.55	1.52	1.51

2022	Q1	Q2	Q3	Q4
Net sales	$ 71,242	$ 94,343	$ 96,970	$ 91,237
Gross profit	17,134	24,324	25,523	23,279
Net income	4,858	8,929	19,540	8,462
Basic net income per share	0.64	1.18	2.58	1.12
Diluted net income per share	0.64	1.17	2.56	1.10

STOCK PERFORMANCE GRAPH

The following graph compares cumulative total stockholder return on our Common Stock since December 31, 2019, with the cumulative total return of the following: (1) NASDAQ US Benchmark (TR), (2) SIC Code 3841 Surgical and Medical Instruments and Apparatus, (3) GICS 35101010 Health Care Equipment, and (4) our peer group, as determined by Aon, a national compensation consulting company engaged by our Compensation Committee in 2022 to perform a comprehensive comparative market study of the compensation programs offered to peer company executives and directors, as described in our Proxy Statement for our 2025 Annual Meeting of Stockholders. This graph assumes the investment of $100 on December 31, 2019, in our Common Stock, and for comparison with the companies that comprise each of the following:

(1) NASDAQ US Benchmark (TR), (2) SIC Code 3841 Surgical and Medical Instruments and Apparatus, (3) GICS 35101010 Health Care Equipment, and (4) our peer group, as described above, and that all dividends were reinvested. Measurement points are the last trading day of each respective fiscal year.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Assumes Initial Investment of $100
December 2024



FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties, and other factors, which may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about the Company's prospects; the demand for its products, the well-being and availability of the Company's employees and the continuing operation of the Company's locations; statements about expectations regarding customer inventory levels; statements about the Company's acquisition strategies and opportunities and the Company's growth potential and strategies for growth; expectations regarding customer demand; expectations regarding the Company's liquidity and capital resources, including the sufficiency of its cash reserves and the availability of borrowing capacity to fund operations and/or potential future acquisitions; anticipated revenues and the timing of such revenues; expectations about shifting the Company's book of business to higher-margin, longer-run opportunities; anticipated trends and potential advantages in the different markets in which the Company competes, including the medical, aerospace and defense, automotive, and industrial markets, and the Company's plans to expand in certain of its markets; statements regarding anticipated advantages the Company expects to realize from its investments and capital expenditures; statements regarding anticipated advantages to improvements and alterations at the Company's existing plants; expectations regarding the Company's manufacturing capacity, operating efficiencies, and new production equipment; statements about new product offerings and program launches; statements about the Company's participation and growth in multiple markets; statements about the Company's business opportunities; any indication that the Company may be able to sustain or increase its sales, earnings or earnings per share, or its sales, earnings or earnings per share growth rates; statements regarding the revenue generated pursuant to agreements entered into by us, and other statements regarding the duration, future performance, and effects of agreements entered into by us.

Investors are cautioned that such forward-looking statements involve risks and uncertainties that could adversely affect the Company's business and prospects, and otherwise cause actual results to differ materially from those anticipated by such forward-looking statements, or otherwise, including without limitation: our financial condition and results of operations, including risks relating to substantially decreased demand for the Company's products; risks relating to the potential closure of any of the Company's facilities or the unavailability of key personnel or other employees; risks that the Company's inventory, cash reserves, liquidity or capital resources may be insufficient; risks relating to delayed payments by our customers and the potential for reduced or canceled orders; risks related to customer concentration; risks associated with the identification of suitable acquisition candidates and the successful, efficient execution of acquisition transactions, the integration of any such acquisition candidates, the value of those acquisitions to our customers and shareholders, and the financing of such acquisitions; risks related to our indebtedness and compliance with covenants contained in our financing arrangements, and whether any available financing may be sufficient to address our needs; risks associated with efforts to shift the Company's book of business to higher-margin, longer-run opportunities; risks associated with the Company's entry into and growth in certain markets; risks and uncertainties associated with seeking and implementing manufacturing efficiencies and implementing new production equipment; risks associated with governmental regulations and/or sanctions affecting the import and export of products, including global trade barriers, additional taxes, tariff increases, cash repatriation restrictions, retaliations and boycotts between the U.S. and other countries; risks associated with domestic, regional and global political risks and uncertainties; risks and uncertainties associated with growth of the Company's business and increases to sales, earnings and earnings per share; risks relating to cybersecurity, including cyber-attacks on the Company's information technology infrastructure, products, suppliers, customers and partners, and cybersecurity-related regulations; risks associated with our or third-party use of artificial intelligence technologies; risks associated with new product and program launches; risks relating to our performance and the performance of our counterparties under the agreements we have entered into; the risk that our two largest customers, on whom we depend for a substantial portion of our annual revenues, will not purchase the expected volume of goods under the supply agreements we have entered into with them because, among other things, they no longer require the products at all or to the degree they anticipated or because, among other things, Intuitive Surgical SARL, our largest customer, decides to manufacture the products itself or through one of its affiliates, or it obtains the products from other listed suppliers specified in our agreement; the risk that we will not achieve expected rebates under the applicable supply agreement; risks relating to our ability to maintain increased levels of production at profitable levels, if at all; or to continue to increase production rates and risks relating to disruptions and delays in our supply chain or labor force. Accordingly, actual results may differ materially.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," and similar expressions intended to identify forward-looking statements. Our actual results could be different from the results described in or anticipated by our forward-looking statements due to the inherent uncertainty of estimates, forecasts, and projections, and may be materially better or worse than anticipated. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements represent our current beliefs, estimates and assumptions and are only as of the date of this Report. We expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this Report, in order to reflect changes in circumstances or expectations, or the occurrence of unanticipated events, except to the extent required by applicable securities laws. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed above and under "Risk Factors" set forth in Part I Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025, as well as the risks and uncertainties discussed elsewhere in this Report, and in the other filings the Company makes with the SEC from time to time. We qualify all of our forward-looking statements by these cautionary statements. We caution you that these risks are not exhaustive. We operate in a continually changing business environment and new risks emerge from time to time. Forward-looking statements are also subject to the risks and other issues described above under "Use of Non-GAAP Financial Information," which could cause actual results to differ materially from current expectations included in the Company's forward-looking statements included in this Report.

NON-GAAP FINANCIAL INFORMATION

This Report includes non-generally accepted accounting principles ("GAAP") performance measures. Management considers EBITDA and Adjusted EBITDA, non-GAAP measures. The Company uses these non-GAAP financial measures to facilitate management's financial and operational decision-making, including evaluation of the Company's historical operating results. The Company's management believes these non-GAAP measures are useful in evaluating the Company's operating performance and are similar measures reported by publicly listed U.S. competitors, and regularly used by securities analysts, institutional investors, and other interested parties in analyzing operating performance and prospects. These non-GAAP financial measures reflect an additional way of viewing aspects of the Company's operations that, when viewed with GAAP results and the reconciliations to corresponding GAAP financial measures, may provide a more complete understanding of factors and trends affecting the Company's business. By providing these non-GAAP measures, the Company's management intends to provide investors with a meaningful, consistent comparison of the Company's performance for the periods presented. These non-GAAP financial measures should be considered supplemental to, and not a substitute for, financial information prepared in accordance with GAAP. The Company's definition of these non-GAAP measures may differ from similarly titled measures of performance used by other companies in other industries or within the same industry.

Adjusted EBITDA Reconciliation

(in thousands)

	Twelve Months Ended December 31,			
		2024		2023
Net income (GAAP)	$	58,981	$	44,924
Income tax expense		14,044		8,878
Interest expense, net		8,061		3,645
Depreciation		7,988		7,004
Amortization of intangible assets		6,727		4,403
EBITDA (Non-GAAP)	$	**95,801**	$	**68,854**
Adjustments:				
Purchase accounting expenses		1,100		-
Share based compensation		6,842		4,641
Acquisition Costs		2,520		-
Change in fair value of contingent consideration		952		3,527
Loss on disposal of fixed assets		106		145
Adjusted EBITDA (Non-GAAP)	$	**107,321**	$	**77,167**

Transfer Agent and Registrar
Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, New York 10005

Annual Meeting
The annual meeting of stockholders
will be held virtually at 10:00 a.m. on
June 4, 2025. Details will be posted to
www.ufpt.com.

Common Stock Listing
UFP Technologies' common stock is
traded on NASDAQ under the symbol
UFPT.

Stockholder Services
Stockholders whose shares are held in
street names often experience delays
in receiving company communications
forwarded through brokerage firms or
financial institutions. Any shareholder
or other interested party who wishes
to receive information directly should
call or write the Company. Please
specify your preference for regular or
electronic mail:

UFP Technologies, Inc.
Attn: Shareholder Services
100 Hale Street
Newburyport, MA 01950 USA
phone: (978) 352-2200
e-mail: investorinfo@ufpt.com
web: www.ufpt.com

Form 10-K Report
A copy of the Annual Report
on Form 10-K for the fiscal year
ended December 31, 2024, as
filed with the Securities and
Exchange Commission, may be
obtained without charge by
writing to the Company, or
on the Company's website at
www.ufpt.com/investors

Vanessa Stolar, Executive Assistant
UFP Technologies, Inc.,
100 Hale Street
Newburyport, MA 01950 USA

Corporate Headquarters
UFP Technologies, Inc.
100 Hale Street
Newburyport, MA 01950 USA
phone: (978) 352-2200

Plant Locations
Alabama, California, Colorado,
Costa Rica, Dominican Republic,
Florida, Georgia, Illinois, Ireland,
Massachusetts, Mexico, Michigan,
New Hampshire, Rhode Island,
Singapore, Texas

Independent Public Accountants
Grant Thornton LLP
53 State Street, 16th floor
Boston, MA 02109

Corporate Counsels
Lynch Fink Harrington & Gray LLP
6 Beacon Street, Suite 415
Boston, MA 02108

Brown Rudnick, LLP
One Financial Center
Boston, MA 02111

About This Report
The objective of this report is to
provide existing and prospective
shareholders a tool to understand
our financial results, what we do as a
company and where we are headed
in the future. We aim to achieve
these goals with clarity, simplicity
and efficiency. We welcome your
comments and suggestions.

Company Website
In the interest of providing timely,
cost-effective information to
shareholders, press releases, SEC
filings and other investor-oriented
matters are available on the
Company's website at
www.ufpt.com/investors

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

d: Directors   *o:* Officers

do: **R. Jeffrey Bailly**
Chairman and CEO

d: **Daniel C. Croteau**
Former CEO, Corza Medical

d: **Cynthia L. Feldmann**
Former Partner and
National Chair
Medical Device Industry
KPMG LLP

d: **Joseph J. Hassett**
Sr. Vice President and CCO
Analog Devices

o: **Jason Holt**
Vice President and
Chief Commercial Officer

d: **Symeria Hudson**
President and CEO
United Way of Miami

d: **Marc D. Kozin**
Professional Board Member

o: **Ronald J. Lataille**
Sr. Vice President, Treasurer,
and Chief Financial Officer

o: **Christopher P. Litterio, Esq.**
General Counsel, Secretary
and Sr. Vice President of
Human Resources

d: **Thomas Oberdorf**
Former Chairman & CEO
SIRVA, Inc.

o: **Mitchell C. Rock**
President

Operating Principles



CUSTOMERS
We believe the primary purpose of our company is to serve our customers. We seek to "wow" our customers with responsiveness and great products.

ETHICS
We will conduct our business at all times and in all places with absolute integrity with regard to employees, customers, suppliers, community, and the environment.

EMPLOYEES
We are dedicated to providing a positive, challenging, and rewarding work environment for all of our employees.

QUALITY
We are dedicated to the never-ending process of continuously improving products, service, communications, relationships, and commitments.

SIMPLIFICATION
We seek to simplify our business process through the constant reexamination of our methods and elimination of all non-value-added activities.

ENTREPRENEURSHIP
We strive to create an environment that encourages autonomous decision-making and a sense of ownership at all levels of the company.

PROFIT
Although profit is not the sole reason for our existence, it is the lifeblood that allows us to exist.



100 HALE STREET | NEWBURYPORT, MA 01950 | (978) 352-2200 | UFPT.COM

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